Exhibit 99.1

Immutep Limited

Preliminary final report

APPENDIX 4E

PRELIMINARY FINAL REPORT

1.	Company details

Name of entity:	Immutep Limited
ABN:	90 009 237 889
Reporting period:	Year ended 30 June 2025
Previous corresponding period:	Year ended 30 June 2024

2.	Results for announcement to the market

		FY2024		FY2025
Revenue from ordinary activities	No change	—	to	—
Other income	Up	7,838,625	to	10,331,373
Loss from ordinary activities after tax attributable to the owners of Immutep Limited	Up	(42,716,625)	to	(61,434,165)
Loss for the period attributable to the owners of Immutep Limited	Up	(42,716,625)	to	(61,434,165)
Dividends There were no dividends paid or declared during the current financial period.

Explanation of the above information:

The increase in loss after tax for the financial year ended 30 June 2025 was mainly attributable to the following:

•	an increase in R&D and intellectual property expenses by $19.9m, mainly due to increases in clinical trial costs;

•	corporate expenses decreased by $208k this year, which was mainly attributable to decrease in overhead costs;

•	interest income increased from $3.9m to $5.3m in FY2025 mainly due to the higher cash balances invested in term deposits;

•	the loss in net change in fair value of convertible notes increased from $125k in FY2024 to $144k in FY2025; and

•

a loss on foreign exchange of $1.5m for FY2025 reported in the Profit and Loss compared to a gain of $113k in FY2024. The gain from exchange differences on the translation of foreign operations reported in Other Comprehensive Income for FY2025 was $14.4m, while in FY2024 it was a loss of $1.4m.

For other details of the current year results, refer to the Review of Operations and Activities.

3.	NTA backing

Net tangible asset backing per ordinary security	Reporting period	Previous corresponding period
	9.3 cents	12.5 cents

4.	Dividends

Current period

There were no dividends paid or declared during the current financial period.

Previous corresponding period

There were no dividends paid or declared during the previous financial period.

5.	Attachments

Details of attachments (if any):

The annual report for the year ended 30 June 2025 is attached.

6.	Signed

Date: Friday, 29 August 2025

Company Secretary

7.	Audit

This report is based on financial statements which have been audited.

ABN 90 009 237 889

Annual Report

2025

TABLE OF CONTENTS

CORPORATE DIRECTORY	1

CHAIRMAN’S LETTER	2

REVIEW OF OPERATIONS AND ACTIVITIES	4

DIRECTORS’ REPORT	12

AUDITOR’S INDEPENDENCE DECLARATION	34

CORPORATE GOVERNANCE STATEMENT	35

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT	35

FINANCIAL STATEMENTS	36

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	37

CONSOLIDATED BALANCE SHEET	38

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	39

CONSOLIDATED STATEMENT OF CASH FLOWS	40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	41

CONSOLIDATED ENTITY DISCLOSURE STATEMENT (CEDS)	81

DIRECTORS’ DECLARATION	82

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF IMMUTEP LIMITED	83

SHAREHOLDER INFORMATION	88

CORPORATE DIRECTORY

Directors
	Dr Russell Howard	(Non-Executive Chairman)
	Mr Pete Meyers	(Non-Executive Director & Deputy Chairman)
	Mr Marc Voigt	(Executive Director & Chief Executive Officer)
	Prof. Frédéric Triebel	(Executive Director & Chief Scientific Officer)
	Ms Lis Boyce	(Non-Executive Director)
	Ms Anne Anderson	(Non-Executive Director; resigned on 4 October 2024)

Company Secretaries	Ms Deanne Miller
Ms Indira Naidu

Registered office &	Level 32
principal place of business	264 George Street
Australia Square
Sydney, NSW 2000
+61 2 8315 7003

Share Registry	Boardroom Pty Ltd
Level 8, 210 George Street
Sydney, NSW 2000
+61 2 9290 9600

Auditor	PricewaterhouseCoopers
One International Towers Sydney, Watermans Quay
Barangaroo, NSW 2000

Banker	National Australia Bank Ltd
Kew Branch
Melbourne, Victoria 3000

Stock exchange listings	Immutep Limited shares are listed on the:
Australian Securities Exchange (ASX code: IMM), and
NASDAQ Global Market (NASDAQ code: IMMP)

Website address	www.immutep.com

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CHAIRMAN’S LETTER

Dear Fellow Shareholders,

On behalf of the Board, I’m pleased to present Immutep Limited’s (‘IMM’) Annual Report for the 2025 Financial Year (‘FY25’).

FY25 has been a pivotal year for Immutep, marked by our successful transition into a Phase III biotechnology company and strong execution across our clinical programs. We continued to build on our leadership in Lymphocyte Activation Gene-3 (LAG-3) immunotherapy, delivering on key milestones and generating compelling clinical data across both oncology and autoimmune disease pipelines.

Our lead immuno-oncology candidate, eftilagimod alfa (efti), advanced into a global registrational Phase III trial in non-small cell lung cancer (TACTI-004/KEYNOTE-F91), with the first patient dosed in March 2025. This trial is being conducted in collaboration with MSD, who is supplying KEYTRUDA® (pembrolizumab) for the study. TACTI-004 is among a select few global Phase III studies evaluating combination therapies with KEYTRUDA that target a broad 1L NSCLC patient population, and represents our most significant program to date. We are encouraged by the momentum of this registrational trial.

We also reported maturing data from TACTI-003, our Phase IIb trial in head and neck squamous cell carcinoma (HNSCC). In May 2025, we announced a median overall survival (OS) of 17.6 months in patients with PD-L1 expression below 1 (CPS <1) from the chemotherapy-free combination of efti with KEYTRUDA. This median OS is substantially higher than the current standards of care, reinforcing the value of efti’s unique mechanism of action and excellent safety profile when used in combination with anti-PD-1 therapies. Immutep has Fast Track designation from the FDA for efti in this indication.

In metastatic breast cancer, we completed enrolment in the Phase II portion of our AIPAC-003 trial that is evaluating efti in combination with chemotherapy and continued patient follow-up throughout the year. This study helped determine the optimal biological dose of 30mg for efti while addressing an underserved patient population that has exhausted endocrine therapy options. We look forward to sharing further data by the end of CY2025.

The INSIGHT-003 investigator-initiated trial, which is evaluating efti in combination with KEYTRUDA and chemotherapy in 1L non-squamous NSCLC, continued to deliver pleasing results. A high 60.8% objective response rate and 90.2% disease control rate were observed across all PD-L1 expression levels. The results were most impressive in patients of high unmet need with PD-L1 expression below 50%. Importantly, these results provide strong validation for the rationale underpinning our Phase III TACTI-004 trial design using the same combination therapy. Data from INSIGHT-003 has been accepted for a poster presentation at the European Society for Medical Oncology (ESMO) Congress 2025 in October.

We also reached a significant milestone in soft tissue sarcoma with the completion of patient enrolment and the announcement that the investigator-initiated EFTISARC-NEO trial had met its primary endpoint. This Phase II trial demonstrated a marked increase in tumour hyalinization, a surrogate marker of long-term survival, when efti was added to radiotherapy and anti-PD-1 treatment. Data from this trial has been accepted for a Proffered Paper oral presentation at the ESMO Congress 2025.

In the autoimmune space, our first-in-human Phase I trial of IMP761, a first-in-class LAG-3 agonist antibody, progressed through multiple dose cohorts. Encouragingly, at the highest dose tested to date (0.9 mg/kg), IMP761 showed a favourable safety profile and a promising 80% reduction in T cell activity in skin tissue. These early results support IMP761’s potential to selectively silence overactive memory T cells and restore immune balance without broadly and unnecessarily suppressing the immune system.

Immutep’s leadership in LAG-3 immunotherapy continues to be recognised through its continuing partnerships and growth of our intellectual property estate. In FY25, we were granted 17 new patents across key territories for both efti and IMP761, and landmark research from our collaboration with Monash University was published in Science Immunology, detailing the first-ever crystal structure of the human LAG-3/MHC-II complex providing a better foundation for the development of other LAG-3 therapies, such as Immutep’s anti-LAG-3 small molecule program.

Immutep was added to the S&P/ASX 300 Index in the September 2024 review, demonstrating investor confidence in our trajectory and growth.

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Financially, we maintained a strong balance sheet throughout the year. We ended FY25 with a cash and term deposit balance of A$129.7 million, providing a cash runway through to the end of CY2026. This prudent financial management enables us to progress our clinical trials on schedule.

I am particularly proud of our team’s progress throughout FY25 considering the complex challenges currently impacting the biotechnology sector. Regulatory uncertainty remains a significant concern, particularly as agencies such as the FDA continue to refine their requirements and change their guidelines related to diversity in clinical trial recruitment. These evolving standards can impact approval timelines and the strategic direction of companies investing in clinical trials.

Supply chain disruptions present additional hurdles, affecting everything from access to critical raw materials to the overall cost structure, including heightened tax implications due to shifting international regulations. Geopolitical instability further compounds these issues, influencing market access, investment flows, and collaboration opportunities globally.

As we navigate changing conditions, our focus remains on execution and completion of our clinical trials with a priority on our global registrational Phase III trial in non-small cell lung cancer (TACTI-004/KEYNOTE-F91) where we are eager to see efti validated clinically, and with success, provide a meaningful benefit to cancer patients. On behalf of the Board, I would like to acknowledge key leadership changes during the year. Independent Non-Executive Director Anne Anderson tendered her resignation effective 4 October 2024, and the Board thanks her for her contribution to Immutep and wishes her well. I would also like to thank Dr Stephan Winckels for accepting the role of Chief Medical Officer following the departure of Dr Florian Vogl and congratulate Christian Mueller on his promotion to Chief Development Officer. Dr Winckels’ and Mr Mueller’s deep knowledge of our clinical programs and longstanding involvement with efti will be invaluable as we navigate the next stages of development.

As we look ahead, FY26 promises to be another year of meaningful progress. You can expect continued momentum for TACTI-004, data updates from AIPAC-003, INSIGHT-003, and EFTISARC-NEO, and further advancement in our autoimmune portfolio with IMP761.

Our team remains focused on our mission to develop innovative immunotherapies that offer new hope to patients with cancer and autoimmune diseases. We are grateful for the continued support of our shareholders as we work to deliver long-term value and transformative outcomes.

Yours sincerely,

Dr. Russell Howard

Chairman

Immutep Limited

29 August 2025

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REVIEW OF OPERATIONS AND ACTIVITIES

PRINCIPAL ACTIVITIES

Immutep is a Phase III, clinical biotechnology company developing novel Lymphocyte Activation Gene-3 (LAG-3) related immunotherapies for cancer and autoimmune disease. The Company is a pioneer in the understanding and advancement of therapeutics related to LAG-3. It has a diversified product portfolio that harnesses LAG-3’s unique ability to stimulate the body’s immune response to fight cancer or suppress the immune system to treat autoimmune disease.

Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. The Company is listed on the Australian Securities Exchange (IMM) and on the NASDAQ (IMMP) in the United States.

REVIEW OF OPERATIONS

Immutep is focused on advancing its lead product candidate, eftilagimod alfa (efti) through its registrational Phase III clinical trial towards marketing approval in first line non-small cell lung cancer (1L NSCLC). Later stage clinical studies are also being performed in first line head and neck squamous cell carcinoma (1L HNSCC) and metastatic breast cancer. The Company has multiple active trials evaluating efti across these indications and others, and has begun clinical trials of IMP761 for the treatment of autoimmune disease. Strong progress and encouraging clinical results have been reported throughout the year.

TACTI-004: Phase III trial in first line non-small cell lung cancer (1L NSCLC)

1L NSCLC is one of the most prevalent cancer indications and has a high unmet medical need. The TACTI-004 Phase III trial is designed to set a new standard of care and is a key value driver for Immutep.

TACTI-004 is Immutep’s registrational Phase III trial of efti in combination with an anti-PD-1 therapy in 1L NSCLC patients. This pivotal trial is evaluating efti in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) and chemotherapy. The study is taking place under Immutep’s third collaboration with MSD, with Immutep conducting the trial and retaining the commercial rights to efti, while MSD is supplying KEYTRUDA.

TACTI-004 will enrol approximately 750 patients regardless of PD-L1 expression and include both squamous and non-squamous subtypes to address almost the entire 1L NSCLC market eligible for anti-PD-1 therapy. It is a 1:1 randomised, double-blind, multinational, controlled study, with dual primary endpoints of progression-free survival and overall survival and will include over 150 clinical sites in over 25 countries across the globe.

In July 2024, Immutep received positive feedback from the US Food and Drug Administration (FDA) on the design of TACTI-004, building on previously received guidance from the Paul-Ehrlich-Institut and the Spanish Agency for Medicines and Health Products.

In December 2024, the first regulatory approval for TACTI-004 in any region was received by Immutep from the Australian Therapeutic Goods Administration.
In March 2025, Immutep announced the first patient in TACTI-004 was successfully dosed at Calvary Mater Newcastle Hospital in Australia. Since then, the trial is on track and continues to build momentum by recruiting patients at a growing number of activated clinical sites and countries, with 23 countries having received regulatory approval and 88 clinical sites ready to enroll patients as of the middle of August 2025.

In late March 2025, Immutep presented the TACTI-004 trial design as a Trial-in-Progress poster at the European Lung Cancer Congress (ELCC) 2025 in Paris, France. Immutep also presented a Trial-in-Progress poster for TACTI-004 at the 2025 American Society for Clinical Oncology (ASCO) Annual Meeting in the United States in late May.

TACTI-004 is on track with guidance to end of CY2025/Q1 CY2026 for futility analysis readout.

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REVIEW OF OPERATIONS AND ACTIVITIES (CONTINUED)

Immutep has seen encouraging support from the investigators participating in the study and in the meetings to date including those held at ELCC 2025, ASCO 2025, and an international investigator meeting in Budapest, Hungary.

TACTI-003: Phase IIb trial in first line head and neck squamous cell carcinoma (1L HNSCC)

Immutep reported new clinical data from the TACTI-003 (KEYNOTE-C34) Phase IIb trial during the year.

TACTI-003 is Immutep’s ongoing Phase IIb trial evaluating efti in combination with KEYTRUDA as a 1L therapy in approximately 154 patients with HNSCC. It is a randomised, controlled clinical study taking place across Australia, Europe and the US in up to 35 clinical sites and is being conducted in collaboration with MSD. Immutep has FDA Fast Track designation with the potential for expedited development and review for the combination of efti with KEYTRUDA for this indication.

The trial has two parts, patients in Cohort A have tumours that express PD-L1 (CPS ≥1) and are stratified by CPS 1-19 and CPS ≥20, and patients in Cohort B have PD-L1 negative tumours (CPS <1). Enrolment into the trial was completed in November 2023.

Cohort A

Clinical data from Cohort A of TACTI-003 was reported in a late-breaking abstract and prestigious Proffered Paper oral presentation at ESMO Congress 2024 in September. Late-breaking abstracts are reserved for high-quality, new research findings from randomised phase II or phase III trials with implications for clinical practice or understanding of disease processes. Proffered Papers are oral presentations of original data of superior quality, followed by expert discussion and perspectives.

Although the updated data from Cohort A showed that patients with PD-L1 positive tumours (CPS ≥1), who received efti in combination with KEYTRUDA outperformed the KEYTRUDA monotherapy arm, it is difficult to draw conclusions from the data in this cohort due to a number of imbalances of prognostic markers in favour of the KEYTRUDA monotherapy arm, including HPV status, smoking status, and primary tumour location. Additionally, in the KEYTRUDA monotherapy arm, patients with a CPS of 1–19 demonstrated higher objective response rates than those with CPS≥20. This finding is atypical for KEYTRUDA therapy, as higher CPS levels are generally associated with improved outcomes compared to lower CPS levels.

Cohort B

Clinical data from Cohort B of TACTI-003 was presented at an ESMO Virtual Plenary session in early July 2024. In patients with negative PD-L1 expression (CPS <1) in Cohort B, efti in combination with KEYTRUDA achieved a 35.5% objective response rate (ORR). This is among the highest recorded for a treatment approach not containing chemotherapy in patients with CPS <1.

In December 2024, Immutep released new data at the ESMO Immuno-Oncology (IO) Annual Congress 2024 which showed that median overall survival (OS) had not yet been reached and a 12-month OS rate of 67%. A promising progression-free survival (PFS) of 5.8 months, interim median duration of response (DOR) of 9.3 months, and complete response rate of 12.9% and 16.1%, according to RECIST 1.1 and iRECIST respectively, were reported. A 35.5% ORR and 58.1% disease control rate (DCR) were also reported. This data compares favourably to historical results from anti-PD-1 therapy alone in 1L HNSCC patients with CPS <1. In addition, efti in combination with KEYTRUDA continued to be well-tolerated with no new safety signals.

In May 2025, Immutep announced that an excellent median OS of 17.6 months had been achieved in Cohort B in 1L HNSCC with CPS <1 in evaluable patients (N=31) with a data cut-off of 31 March 2025.

This mature OS data compares favourably to historical results from the two current standard-of-care approaches in the United States for 1L HNSCC patients with CPS <1 including 10.7-months from cetuximab + chemotherapy and 11.3-months from anti-PD-1 therapy + chemotherapy, as well as 7.9-months from anti-PD-1 monotherapy.1,2

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REVIEW OF OPERATIONS AND ACTIVITIES (CONTINUED)

Given the harder to interpret Cohort A data, the imbalance of the control arm, and the competitive situation in CPS >1, the Company has decided to focus on 1L HNSCC with CPS<1.

Patients with CPS <1 in 1L HNSCC represent a treatment population with high unmet medical need. Up to 20% of 1L HNSCC patients have CPS <1 and despite immunotherapy’s progress in fighting cancer, anti-PD-1 therapy alone (without chemotherapy) is only approved for patients who express PD-L1 (CPS >1). All currently available treatment options for patients with PD-L1 CPS <1 include chemotherapy.

AIPAC-003: Integrated Phase II/III trial in Metastatic Breast Cancer

Immutep is continuing the Phase II portion of the AIPAC-003 trial, which enrolled 71 metastatic hormone receptor positive (HR+), HER2-negative/low or triple-negative breast cancer patients who predominantly exhausted endocrine therapy including cyclin-dependent kinase 4/6 (CDK4/6) inhibitors.

AIPAC-003 is an integrated Phase II/III trial evaluating efti in combination with chemotherapy (paclitaxel) for the treatment of metastatic HER2-neg/low breast cancer and triple-negative breast cancer, which together account for ~78% of breast cancer cases. The trial was designed to include an open-label safety lead in of up to 12 patients dosed at 90mg efti, to be followed by a randomised (1:1) portion of the Phase II study consisting of 65 patients who received either 30mg efti or 90mg efti to determine the optimaal biological dose, consistent with the FDA’s Project Optimus initiative.

Immutep completed patient enrolment in the randomised Phase II portion of the AIPAC-003 trial in late 2024. Patients across 22 clinical sites in Europe and the United States have been randomised 1:1 to receive either 30mg or 90mg dosing of efti in combination with paclitaxel to determine the optimal biological dose consistent with the FDA’s Project Optimus initiative and prior regulatory interaction with FDA. Patient follow up, data cleaning and analysis is ongoing and an update is anticipated in CY2025.

As announced on 25 March 2025, the Company has formed the view that the data of AIPAC-003 supports 30mg as the optimal biological dose of efti for TACTI-004.

Phase I and II Studies with Efti

TACTI-002: Phase II trial in NSCLC and HNSCC

Immutep completed close-out activities for Part A of the TACTI-002 Phase II trial and results were published in JCO Oncology Advances in May 2025.[3]	TACTI-002 is Immutep’s completed Phase II trial conducted in collaboration with MSD that evaluated efti in combination with MSD’s KEYTRUDA in patients with 1L and 2L NSCLC (Parts A and B, respectively) and 2L HNSCC (Part C). The trial is an all-comer study meaning patients could participate regardless of their PD-L1 biomarker status. It is a non-comparative, open-label, single-arm, multicentre clinical study.

Results from Part A of TACTI-002 demonstrated that efti enables deep, durable responses for 1L NSCLC patients regardless of PD-L1 expression with a favourable safety profile in line with anti-PD-1 monotherapy. Exceeding expectations, median OS reached 35.4 months in NSCLC patients expressing PD-L1 (patients with a Tumour Proportion Score (TPS) of ≥1.

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REVIEW OF OPERATIONS AND ACTIVITIES (CONTINUED)

EFTISARC-NEO: Phase II trial in Soft Tissue Sarcoma

New data from the investigator-initiated EFTISARC-NEO trial was presented at the Connective Tissue Oncology Society (CTOS) 2024 Annual Meeting in November 2024. Based on preliminary analysis in 21 of 40 planned subjects, the triple combination therapy demonstrated significant efficacy in the neoadjuvant setting for resectable soft tissue sarcoma (STS). The combination achieved a greater than three-fold increase in tumour hyalinization/ fibrosis (median 50%) at the time of surgery as compared to a historical median of 15% from radiotherapy alone. In addition to being the primary endpoint of the EFTISARC-NEO study, the tumour hyalinization/fibrosis rate has also been identified as a predictor of overall survival for STS patients in the neoadjuvant setting.

EFTISARC-NEO is a Phase II, open-label trial currently underway at the Maria Skłodowska-Curie National Research Institute of Oncology in Poland. This investigator-initiated study is examining the combination of efti, radiotherapy and pembrolizumab in up to 40 patients with STS in the neoadjuvant setting (before surgery). STS is an orphan disease with high unmet medical need and poor patient prognosis. The study is primarily funded by the Maria Sclodowska Curie National Research Institute of Oncology with a grant from the Polish government of €1.5M (~A$2.2M), with efti being provided by Immutep.tThe EFTISARC-NEO study is the first to evaluate efti in a neoadjuvant setting and the first to combine efti with radiotherapy. Importantly, the neoadjuvant setting allows for the impact of this novel combination to be assessed in the tumour microenvironment.

The data also showed 71.4% of patients achieved a pathologic response defined as ≥35% hyalinization/ fibrosis and 9.5% of patients achieved a complete pathologic response. Additionally, the triple combination therapy is safe with no grade ≥3 toxicities related to efti and KEYTRUDA.

In January 2025, Immutep announced that patient enrolment had been completed having reached its target of 40 patients and in May announced the trial had met its primary endpoint. The novel combination significantly exceeded the study’s prespecified median of 35% tumour hyalinization/fibrosis versus 15% for historical data from radiotherapy alone in patients with resectable STS.

The trial’s investigators at the Maria Skłodowska-Curie National Research Institute of Oncology (MSCNRIO) in Warsaw, the national reference centre for STS in Poland, plan to present detailed results from the study at the European Society for Medical Oncology (ESMO) Congress 2025 taking place 17-21 October in Berlin, Germany.

The EFTISARC-NEO study is primarily funded with a grant from the Polish government awarded by the Polish Medical Research Agency program.

Institute of Clinical Cancer Research (IKF) INSIGHT Clinical Trial Platform

INSIGHT-003 (Stratum C): Phase I trial in 1L non-squamous NSCL

INSIGHT-003 evaluates a triple combination therapy consisting of efti and an approved standard of care combination of chemotherapy (carboplatin and pemetrexed) and an anti-PD-1 therapy in approximately 50 patients with NSCLC adenocarcinomas.

INSIGHT is an ongoing investigator-initiated Phase I clinical trial platform exploring efti in various combination treatments. It features five different arms, from strata A to E, with active arms detailed below. The trial is being conducted by the Institute of Clinical Cancer Research (IKF) at Northwest Hospital, Frankfurt, Germany.

In January 2025, INSIGHT-003 reached its enrolment target of approximately 50 evaluable patients across multiple clinical sites in Germany led by the Frankfurt Institute of Clinical Cancer Research IKF.

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REVIEW OF OPERATIONS AND ACTIVITIES (CONTINUED)

First overall survival results were reported in November 2024. Mature data from patients with a minimum follow-up of 22 months (N=21) demonstrated results significantly exceeding historical controls and expectations. Data included a median OS of 32.9 months, median PFS of 12.7 months, and a 24-month OS rate of 81.0%. Safety remained favorable with no new safety signals reported.

In May 2025, Immutep announced a high 60.8% response rate and 90.2% disease control rate (N=51), according to RECIST1.1, had been achieved as of the data cut-off date of 6 May 2025. In patients with TPS <50% (N=47), who represent a high unmet need and over two-thirds of the 1L NSCLC population, the triple combination with efti achieved a 59.6% response rate as compared to historical control of 40.8% from KEYTRUDA and chemotherapy.4

Safety continues to be favourable with no new safety signals. Data from this trial is also expected to be presented at the European Society for Medical Oncology (ESMO) Congress 2025 during October in Berlin, as previously announced.

INSIGHT-005 (Stratum E): Phase I trial in metastatic urothelial carcinoma in collaboration with Merck KGaA, Darmstadt, Germany

INSIGHT-005 is an open-label Phase I trial evaluating the safety and efficacy of efti in combination with BAVENCIO® (avelumab) in up to 30 patients with metastatic urothelial carcinoma. The study is being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer, the second collaboration agreement entered into by the parties, with joint funding from Merck KGaA and Immutep.

The clinical approach for urothelial carcinoma (UC) has shifted in the last year, with PADCEV (enfortumab vedotin) + KEYTRUDA now the standard first-line treatment. As a result, together with Merck KGaA, we are targeting a different patient group to establish efti + BAVENCIO as a standard option for more metastatic cases. Clinically, this required us to revisit the trial protocol, informed consent form (ICF), and regulatory submissions with Merck to ensure the study remains relevant and supports ongoing use of avelumab while expanding efti’s reach.

Autoimmune Disease Clinical Development

IMP761 Phase I Trial

During the year, Immutep received regulatory clearance from the ethics and competent authority in the Netherlands to initiate its Phase I trial of IMP761.

IMP761 is Immutep’s proprietary product candidate and the world’s first LAG-3 agonist for autoimmune diseases. LAG-3 is a promising target in autoimmune diseases due to its ability to switch off activated T cells that are damaging tissue or creating inflammatory responses and thereby restore balance to the immune system. IMP761 has the potential to treat the underlying causes of many autoimmune diseases, such as inflammatory bowel disease, rheumatoid arthritis and multiple sclerosis, rather than merely treating the symptoms.

Immutep is conducting a first-in human study of IMP761 which is a single and multiple ascending dose, placebo-controlled, double-blind, Phase I study.

In December 2024, Immutep reported favourable initial safety data from the trial in the first three of five single ascending dose cohorts in healthy participants.

In June 2025, Immutep announced positive initial efficacy data and continued favourable safety data. Through the highest dosing level of IMP761 to date (0.9 mg/kg), there have been no serious treatment-related adverse events in healthy participants, and pharmacodynamic data at this dosing level show that inhibition of T cell infiltration in the skin at day 10 following a neoantigen rechallenge has already reached 80%. The substantial reduction in T cell activity highlights the potential efficacy of IMP761 in treating autoimmune diseases. Immutep is continuing with single ascending dose levels of 2.5, 7 and 14 mg/kg. Additional data from the Phase I trial is expected to follow in CY2025

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REVIEW OF OPERATIONS AND ACTIVITIES (CONTINUED)

IMP731: LAG-3 depleting antibody

Following development under an exclusive License and Research Collaboration Agreement with GSK, all development and commercialisation rights to the candidate have been returned to Immutep, effective from 30 May 2024. GSK completed the transfer of IMP731 to Immutep during the year, along with all related data and intellectual property.

IMP731 is Immutep’s LAG-3 depleting antibody. As a depleting antibody, IMP731 has a different mode of action compared to Immutep’s other LAG-3 products in development in oncology and autoimmune diseases. It was evaluated by GSK in a Phase I/Ib trial in psoriasis, an autoimmune disease, with encouraging early evidence of clinical efficacy. GSK then commenced a Phase II trial of the candidate in patients with active ulcerative colitis. While the ulcerative colitis trial was ultimately discontinued, it concluded the antibody may have potential efficacy in other non-gastrointestinal inflammatory conditions.
Immutep is examining the data from GSK and will explore options for commercialising this asset.

Preclinical Research & Development

Monash University

New findings that resolve how human lymphocyte activation gene 3 (LAG-3) binds to its main ligand MHC Class II (MHC-II), also known as HLA Class II (HLA-II) in humans, were published in Science Immunology in December 2024 by Monash University and Immutep. The work is also the first to show the crystal structure of a human LAG-3/MHC-II complex and provides a better foundation for development of blocking LAG-3 therapeutics, including Immutep’s anti-LAG-3 small molecule program.

Under a research collaboration agreement with Monash University, Immutep is investigating the structure of LAG-3 and how it interacts with its main ligand, MHC Class II. This work is led by Professor Jamie Rossjohn at Monash University and Immutep’s CSO, Dr Frederic Triebel. The agreement extends Immutep’s previous research collaboration agreements with Monash University signed in 2017 and 2020.

Cardiff University

Under its collaboration with the world leading scientists at Cardiff University, several promising compounds that block LAG-3 have been identified and continue to be investigated. The program aims to create an orally available small molecule anti-LAG-3 treatment that offers a more cost-effective alternative to the existing anti-LAG-3 monoclonal and bi-specific antibodies currently on the market or in clinical development.

Immutep has an exclusive License Agreement with Cardiff University, granting the Company the rights to develop and commercialise next-generation anti-LAG-3 small molecules. This agreement builds on years of collaboration between Immutep and Cardiff University’s expert team.

1.

Burtness, B. et al. Pembrolizumab Alone or With Chemotherapy for Recurrent/Metastatic Head and Neck Squamous Cell Carcinoma in KEYNOTE-048: Subgroup Analysis by Programmed Death Ligand-1 Combined Positive Score. Journal of Clinical Oncology 2022 40:21, 2321-2332.

2.

Burtness B. et al. Abstract LB-258: Efficacy of first-line (1L) pembrolizumab by PD-L1 combined positive score <1, 1-19, and ≥20 in recurrent and/or metastatic (R/M) head and neck squamous cell carcinoma (HNSCC): KEYNOTE-048 subgroup analysis. Cancer Res 15 August 2020; 80 (16_Supplement): LB–258.

https://doi.org/10.1158/1538-7445.AM2020-LB-258.

3.

Majem et al. Eftilagimod Alpha Plus Pembrolizumab in First-Line Metastatic Non–Small Cell Lung Cancer: Results From a PD-L1–Unselected Population in the TACTI-002 Study. JCO Oncology Advances 2025:2 DOI:10.1200/OA-24-00102.

4.

Shirish Gadgeel et al., Updated Analysis From KEYNOTE-189: Pembrolizumab or Placebo Plus Pemetrexed and Platinum for Previously Untreated Metastatic Nonsquamous Non–Small-Cell Lung Cancer. JCO 38, 1505-1517(2020). DOI:10.1200/JCO.19.03136.

Page | 9

REVIEW OF OPERATIONS AND ACTIVITIES (CONTINUED)

Out-Licensed Programs

EOC Pharma - Efti in China

While Immutep retains the commercialisation rights to efti in all other territories, EOC Pharma is its exclusive development and commercialisation partner for efti (designated EOC202) in China, Hong Kong, Macau and Taiwan. Immutep is continuing to work with EOC Pharma to support its plans to develop efti in China.

Novartis - Ieramilimab

Derived from Immutep’s IMP701 antibody, ieramilimab is a humanised LAG-3 antagonist antibody under development by Immutep’s partner, Novartis. Novartis conducted clinical trials of ieramilimab (Novartis code: LAG525) in multiple cancer indications in combination with its PD-1 inhibitor, spartalizumab.

LabCorp

Laboratory Corporation of America Holdings, known as LabCorp (NYSE: LH), is Immutep’s collaboration partner for the development of LAG-3 diagnostic products or services under a License and Collaboration Agreement. Following the receipt of initial fees from LabCorp in 2020, Immutep may be eligible to receive further revenues from commercial milestones as the collaboration progresses.

A Robust Patent Portfolio

Immutep continued to build its portfolio of patents to protect its product candidates, adding 17 new patents for efti, IMP761 and LAG525 (ieramilimab) in various territories.

Efti

Seven patents were granted for efti. This included six patents for efti in combination with a PD-1 pathway inhibitor, as follows: two in New Zealand, two in Brazil, and one in each of South Korea and Japan. Additionally, a patent was granted in Mexico directed to a binding assay for determining MHC Class II binding activity of LAG-3 protein used in characterisation of efti in GMP-grade manufacturing.

IMP761

Six patents were granted for IMP761. This included five patents for IMP761 in India, Israel, Malaysia, Philippines and South Korea. Additionally, a patent was granted in Russia directed to an assay for use in measuring the potency of IMP761, for example, as part of a quality control step in production of the agonist LAG-3 antibody.

LAG525

Four patents were granted for LAG525, namely in Australia, Taiwan, Philippines and the United States. LAG525 is exclusively licensed to Novartis by Immutep.

Corporate Summary & Financial Performance

Senior Management Changes

Immutep’s Acting Chief Medical Officer, Stephan Winckels M.D, Ph.D., has been appointed to the permanent position of Chief Medical Officer effective 1 July 2025, following the departure of Dr Florian Vogl. Stephan has over 15 years of experience in oncology drug development and has been working on efti trials as Medical Monitor or Data Monitoring Committee member for more than nine years. Effective from 1 December 2024, Christian Mueller, who has been with Immutep for over eight years, most recently as SVP Regulatory and Strategy, was promoted to Chief Development Officer.

Immutep enters the S&P/ASX 300

Recognising Immutep’s considerable growth over the years as a listed company, the Company was added to the S&P/ASX 300 index following the September quarterly review of the S&P Dow Jones Indices. Joining the S&P/ASX 300 enhances Immutep’s market visibility and supports investor confidence.

Page | 10

REVIEW OF OPERATIONS AND ACTIVITIES (CONTINUED)

Financial Performance

The Company is well funded with a strong cash and cash equivalent, and term deposit balance as at 30 June 2025 of approximately A$129.69 million, which is greater than budgeted as at the beginning of FY2025, while progressing our clinical programs within announced timeframes. The total balance consists of: 1) a cash and cash equivalent balance of A$67.41 million and; 2) bank term deposits totalling A$62.28 million, which have been recognised as short-term investments due to having maturities of more than 3 months and less than 12 months.

Immutep’s strong financial management is reflected in its disciplined approach to cash flow and budgeting, ensuring that operational and research objectives are consistently aligned with available resources. Interest income rose from A$3.88 million in FY2024 to A$5.29 million in FY2025, primarily due to prudent investment of surplus funds in term deposits, demonstrating the Company’s proactive effort to optimise returns on cash holdings without compromising liquidity for ongoing projects.

Total revenue and other income increased to A$10.33 million in FY2025, compared to A$7.84 million in the prior year. Research and development and intellectual property expenses increased from A$41.55 million in FY2024 to A$61.41 million in FY2025. The increase is mainly attributable to increases in clinical trial activity and associated expenses.

Corporate administrative expenses remained well-controlled at A$8.64 million for FY2025, a slight decrease from A$8.85 million in FY2024, highlighting a continued focus on cost efficiency across support functions.

The overall loss after tax for FY2025 was A$61,434,165, up from A$42,716,625 in FY2024, primarily reflecting the planned increase in clinical trial activities.

Immutep will continue to manage its cash balance carefully as it pursues its overall development strategy for efti and IMP761.

Outlook

The successful dosing of the first patient in our pivotal TACTI-004 Phase III trial in first line non-small cell lung cancer is one of Immutep’s most significant milestones to date. Our Phase III trial positions the Company to deliver on our mission to safely provide meaningful clinical benefits for cancer patients in need of more effective, durable therapies. As we work towards the key milestones in the TACTI-004 study, we have multiple other ongoing trials in areas of high unmet need in oncology including INSIGHT-003, TACTI-003, EFTISARC-NEO, and AIPAC-003, as well as our Phase I trial of IMP761 in autoimmune disease. This positions us to see a number of catalysts during the course of FY2026.

Collectively, our clinical strategy strongly positions Immutep or a partner to exploit efti’s broad potential.

The work done by our team over the years has built up the Company’s manufacturing capabilities, intellectual property position and importantly, delivered high quality trials that have yielded excellent results, placing the Company in the best position possible to bring efti to market for the benefit of cancer patients.

Despite tougher markets for the whole healthcare industry and a number of geopolitical challenges, we are very excited for the remainder of 2025. A great deal of work still lies ahead, and we look forward to keeping shareholders abreast of the milestones along the way.

Sincerely,

Mr. Marc Voigt

CEO and Executive Director

Immutep Limited

29 August 2025

Page | 11

DIRECTORS’ REPORT

The directors present their report on the consolidated entity (referred to hereafter as the ‘consolidated entity’ or ‘Group’) consisting of Immutep Limited (referred to hereafter as the ‘Company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the year ended 30 June 2025.

Directors

The following persons were directors of Immutep Limited during the whole of the financial year and up to the date of this report unless otherwise stated:

Dr Russell Howard (Non- Executive Chairman)

Mr Pete Meyers (Non-Executive Director & Deputy Chairman)

Mr Marc Voigt (Executive Director & Chief Executive Officer)

Prof. Frédéric Triebel (Executive Director & Chief Scientific Officer)

Ms Lis Boyce (Non-Executive Director)

Ms Anne Anderson (Non-Executive Director) resigned 4 October 2024

Principal activities

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for cancer and autoimmune disease. It is dedicated to leveraging its technology and expertise to discover and develop novel immunotherapies, and to partner with leading organisations to bring innovative treatment options to the market for patients.

Its lead product candidate is eftilagimod alfa (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism, which is in clinical development for the treatment of cancer.

Immutep also has:

•	another clinical candidate (IMP701) that is fully licensed to a major pharmaceutical partner;

•	a third clinical candidate (IMP731) which was licensed to a major pharmaceutical company and has been transferred back to Immutep; and

•	a fourth candidate (IMP761) which is now in “first in human” trials sponsored by Immutep for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Dividends

There were no dividends paid or declared during the current or previous financial year.

Review of operations

The loss after tax for the consolidated entity amounted to $61,434,165 (30 June 2024: loss after tax of $42,716,625). The basic earnings per share for financial year 2025 is loss of 4.22 cents per share (30 Jun 2024: loss of 3.56 cents per share).

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the Group during the financial year.

Matters subsequent to the end of the financial year

On 18 July 2025, US-based Ridgeback Capital Investments L.P. exercised its last remaining convertible notes and warrants in the Company. The conversion of the remaining convertible notes resulted in the issuance of 7,441,304 ordinary shares. The exercise of 847,600 warrants was net settled and resulted in the issuance of 33,904 ordinary shares.

No other matter or circumstance has arisen since 30 June 2025, that has significantly affected the Group’s operations, results, or state of affairs, or may do so in future years.

Page | 12

DIRECTORS’ REPORT (CONTINUED)

Likely developments and expected results of operations

Information on likely developments in the operations of the consolidated entity is included in the Review of Operations and Activities on page 4. Information on the expected results of those operations in future financial years has not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation

Immutep’s activities in respect of the conduct of preclinical and clinical trials and the manufacturing of drugs are undertaken in accordance with applicable environment and human safety regulations in each of the jurisdictions in which the Company has operations. The Company is not aware of any matter that requires disclosure with respect to any significant environmental regulations in respect of its operating activities and believes that there have been no issues of non-compliance during the period.

The consolidated entity is not subject to any significant environmental regulation of its operations under Australian Commonwealth or State law.

Information on directors

Dr Russell Howard	-	Non-Executive Chairman
Qualifications	-	PhD

Experience and expertise	-	Dr. Russell Howard is an Australian scientist, executive manager, and entrepreneur. He was a pioneer in molecular parasitology and commercialisation of “DNA Shuffling”. He is an inventor of 9 patents and has over 140 scientific publications. After his PhD in biochemistry from the University of Melbourne, he held positions at several research laboratories, including the National Institutes of Health in the USA where he gained tenure. In industry, Dr. Howard worked at Schering-Plough’s DNAX Research Institute in Palo Alto, CA; was the President and Scientific Director of Affymax, Inc. and co-founder and CEO of Maxygen, Inc. After its spin-out from GlaxoWellcome as Maxygen’s CEO, Dr. Howard led its IPO on NASDAQ and a secondary offering, raising US$ 260 million. Maxygen developed and partnered dozens of technology applications and products over 12 years of his tenure as CEO. After leaving Maxygen in 2008, he started the Cleantech company Oakbio Inc (dba NovoNutrients) and remains involved in several innovative companies in the USA and Australia. He is currently Non-Executive Chairman of NeuClone Pty Ltd.

Date of appointment	-	Appointed as Non-Executive Director on 8 May 2013 and appointed as Non-Executive Chairman on 17 November 2017

Other current directorships	-	None

Former directorships (in the last 3 years)	-	None

Special responsibilities	-	Chair of Remuneration Committee and Member of Audit and Risk Committee

Interests in shares and options	-	Ordinary Shares – Immutep Limited	1,417,977
		Performance Rights – Immutep Limited Contractual rights of 1,573,646 performance rights to be issued by the Company if approved at 2025 AGM.	100,000 1,573,646

Page | 13

DIRECTORS’ REPORT (CONTINUED)

Mr Pete Meyers	-	Non-Executive Director and Deputy Chairman
Qualifications	-	BS, MBA

Experience and expertise	-

Pete Meyers was the Chief Financial Officer of Slayback Pharma LLC (a KKR portfolio company) until the sale of the company to Azurity Pharmaceuticals, Inc., in September 2023. Prior to joining Slayback, Mr. Meyers served in Chief Financial Officer roles at Eagle Pharmaceuticals, Inc., Motif BioSciences Inc. and TetraLogic Pharmaceuticals Corporation. Prior to his role at TetraLogic, Mr. Meyers spent 18 years in health care investment banking, holding positions of increasing responsibility at Dillon, Read & Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc. He earned a Bachelor of Science degree in Finance from Boston College and a Master of Business Administration degree from Columbia Business School.

Mr Meyers is currently a Non-Executive Director of Yamo Pharmaceuticals LLC, a privately held, development stage company whose molecule, L1-79, is the leading late-stage candidate addressing the core social-interaction deficits in individuals with autism spectrum disorder.

In addition to his for-profit, corporate board service, Mr. Meyers is also the Chairman and President of The Thomas M. Brennan Memorial Foundation, Inc., and the Vice Chairman of East End Hospice, Inc.

Date of appointment	-	Appointed as Non-Executive Director on 12 February 2014 and appointed as Non-Executive Deputy Chairman on 17 November 2017

Other current directorships	-	None

Former directorships (in the last 3 years)	-	None

Special responsibilities	-	Chairman of the Audit & Risk Committee, Member of the Remuneration Committee

Interests in shares and options	-	Ordinary Shares – Immutep Limited	3,663,284
		Performance Rights – Immutep Limited	777,778

Ms Lis Boyce	-	Non-Executive Director
Qualifications	-	BA LLB GAICD

Experience and expertise	-

Ms Boyce is a senior corporate lawyer with over 30 years’ experience including capital raising, strategic collaborations, corporate governance and mergers & acquisitions. She is a partner in Piper Alderman’s corporate team, and co-chairs the firm’s Life Sciences & Healthcare focus group.

Lis’s strong focus on Life Sciences is reflected in her appointment as deputy chair of AusBiotech’s AusMedtech Advisory Group, and as Chair of AusBiotech’s Leadership Committee for NSW.

Lis is a Graduate of the Australian Institute of Company Directors, and a Fellow of the Governance Institute of Australia.

Date of appointment	-	11 April 2023

Other current directorships	-	None

Former directorships (in the last 3 years)	-	None

Special responsibilities	-	Member of Remuneration Committee and Member of Audit and Risk Committee

Interests in shares and options	-	Ordinary Shares – Immutep Limited	256,621
		Performance Rights – Immutep Limited	333,334

Page | 14

DIRECTORS’ REPORT (CONTINUED)

Mr Marc Voigt	-	Executive Director & Chief Executive Officer (CEO)
Qualifications	-	MBA

Experience and expertise	-	Marc has more than 25 years of experience in the financial and biotech industry, having joined the Immutep team in 2011 as the General Manager, European Operations based in Berlin, Germany. In 2012, he became Immutep’s Chief Business Officer and Chief Financial Officer and in 2014 he became Immutep’s Chief Executive Officer. Having started his career at the Allianz Group working in pension insurances and funds, he moved to net.IPO AG, a publicly listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments. Marc then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specialising in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectfully, where he handled several successful licensing transactions and financing rounds. Since 2001, Marc has been a judge and coach in BPW, Germany’s largest regional start-up initiative. He is also member of the investment committee of an Australian venture capital fund.

Date of appointment	-	9 July 2014

Other current directorships	-	None

Former directorships (in the last 3 years)	-	None

Special responsibilities	-	None

Interests in shares and options	-	Ordinary Shares – Immutep Limited	13,676,945
		ADRs – Immutep Limited	45
		Performance Rights – Immutep Limited	4,800,000

Prof. Frédéric Triebel	-	Executive Director & Chief Scientific Officer
Qualifications	-	M.D., Ph.D.

Experience and expertise	-

Frédéric Triebel, MD Ph.D., was the scientific founder of Immutep S.A. (2001) and served as the Scientific and Medical Director at Immutep from 2004. Before starting Immutep S.A., he was Professor in Immunology at Paris University. While working at Institut Gustave Roussy (IGR), a large cancer centre in Paris, he discovered the LAG-3 gene in 1990 and continued working on this research program since then, identifying the functions and medical usefulness of this molecule. He headed a research group at IGR while also being involved in the biological follow-up of cancer patients treated in Phase I/II immunotherapy trials. He was Director of an INSERM Unit from 1991 to 1996.

First trained as a clinical haematologist, Prof. Triebel holds a Ph.D. in immunology (Paris University) and successfully developed several research programs in immunogenetics and immunotherapy, leading to 144 publications and 16 patents.

Date of appointment	-	13 September 2022

Other current directorships	-	None

Former directorships (in the last 3 years)	-	None

Special responsibilities	-	None

Interests in shares and options	-	Ordinary Shares – Immutep Limited	10,453,764
		ADRs – Immutep Limited	17,061
		Performance Rights – Immutep Limited	3,600,000

Page | 15

DIRECTORS’ REPORT (CONTINUED)

Ms Anne Anderson	-	Non-Executive Director
Qualifications	-	BEc, MAF, GAICD
Experience and expertise	-

Anne is an experienced non-executive director, chair and independent adviser. Before her NED and committee roles, she completed an executive career of over 35 years spanning the energy and global financial services sectors. She held several Managing Director roles with UBS Asset Management, including leading its Asia Pacific Fixed Income business.

Anne currently serves as NED of leading Australian wealth manager, BTFM and was previously on an unlisted subsidiary Board of Ingenia Communities Group. Her portfolio of advisory and committee roles includes Member of the Advisory Board to The Treasury (Australia), Member of the EnergyCo Transmission Acceleration Facility Investment Committee for the NSW Treasury, Advisor to the REST Board Investment Committee, Independent Member of the Minderoo Foundation and E&P Financial Group Investment Committees and Member of the ASIC Consultative Panel.

Date of appointment	-	14 February 2024
Date of resignation	-	4 October 2024
Other current directorships	-	None
Former directorships (in the last 3 years)	-	None
Special responsibilities	-	Member of Audit and Risk Committee
Interests in shares and options	-	Nil*
* Interests in shares options as at date of resignation
‘	Other current directorships’ quoted above are current directorships for listed entities only and excludes directorships in all other types of entities, unless otherwise stated.
‘

Former directorships (in the last 3 years)’ quoted above are directorships held in the last 3 years for listed entities only and exclude directorships in all other types of entities, unless otherwise stated.

Meetings of directors

The number of meetings of the Company’s Board of Directors and of each board committee held during the year ended 30 June 2025, and the number of meetings attended by each director were:

	Full Board		Remuneration Committee				Audit and Risk Committee
	Attended	Held	Attended		Held		Attended		Held
Dr Russell Howard	9	9		1		1		2		2
Mr Pete Meyers	9	9		1		1		2		2
Mr Marc Voigt	9	9	—		—		—		—
Prof. Frédéric Triebel	9	9	—		—		—		—
Ms Lis Boyce	9	9		1		1		2		2
Ms Anne Anderson	3	3	—		—			1		1

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

Page | 16

DIRECTORS’ REPORT (CONTINUED)

Management directory

Ms Deanne Miller

Chief Operating Officer, General Counsel & Company Secretary

Ms Miller has broad commercial experience having held legal, investment banking, regulatory compliance and tax advisory positions, including, Legal Counsel at RBC Investor Services, Associate Director at Westpac Group, Legal & Compliance Manager at Macquarie Group, Regulatory Compliance Analyst at the Australian Securities and Investment Commission, and Tax Advisor at KPMG. She joined the Company as General Counsel and Company Secretary in October 2012 and was promoted to the role of Chief Operating Officer in November 2016. She has a Combined Bachelor of Laws (Honours) and Bachelor of Commerce, Accounting and Finance (double major) from the University of Sydney. She is admitted as a solicitor in NSW and member of the Law Society of NSW.

Christian Mueller

Chief Development Officer

Mr. Mueller, MSc BBA, has worked in the field of clinical development of oncology drugs in different roles for almost 2 decades and joined Immutep in 2016. Mr. Mueller worked in different functions in the clinical development sphere at different biotech companies and brings a broad expertise in the clinical development and regulatory field. He was leading successfully multiple clinical studies, cross functional teams and multiple scientific advices meetings with competent authorities around the world (e.g. FDA, EMA, PEI, CFDA etc.). After completing his Master of Science in Biotechnology at the Technical University Berlin, he joined Medical Enzymes AG where he focused on developing therapeutic enzymes for the treatment of cancer. Since 2012 he worked with Ganymed Pharmaceuticals AG in developing ideal monoclonal antibodies in the field of immune-oncology. He was responsible for the clinical program of the lead antibody (zolbetuximab-now undergoing BLA/MAA process at EMA / FDA) and successfully completed a multinational randomized phase IIb study with 200+ patients which was the core asset of a 1.2 billion USD trade sale deal with Astellas.

Page | 17

DIRECTORS’ REPORT (CONTINUED)

REMUNERATION REPORT (AUDITED)

The Directors are pleased to present the 2025 remuneration report which sets out remuneration information for Immutep Limited’s Non-Executive Directors, Executive Directors, and other key management personnel.

Directors and key management personnel disclosed in this report

Name	Position
Dr Russell Howard	Non-Executive Chairman

Mr Pete Meyers	Non-Executive Director and Deputy Chairman

Mr Marc Voigt	Executive Director & Chief Executive Officer

Prof. Frédéric Triebel	Executive Director & Chief Scientific Officer

Ms Lis Boyce	Non-Executive Director

Ms Anne Anderson	Non-Executive Director (resigned on 4 October 2024)

Other key management personnel

Ms Deanne Miller	Chief Operating Officer, General Counsel & Company Secretary

Christian Mueller	Chief Development Officer (joined in 2016; classified as KMP from 31 January 2025)

Dr Florian Vogl	Chief Medical Officer (resigned on 30 April 2025)

The remuneration report is set out under the following main headings:

A	Principles used to determine the nature and amount of remuneration

B	Details of remuneration

C	Service agreements

D	Share-based compensation

A. Principles used to determine the nature and amount of remuneration

Remuneration Governance

The Remuneration Committee is a committee of the board. It is primarily responsible for making recommendations to the board on:

•	non-Executive Director fees;

•	remuneration levels of executive directors and other key management personnel;

•	the over-arching executive remuneration framework and operation of the Executive Incentive Plan; and

•	key performance indicators (KPI) and performance hurdles for the executive team.

Their objective is to ensure that remuneration policies and structures are fair and competitive and aligned with the long-term interests of the Company.

The Corporate Governance Statement provides further information on the role of this committee.

Non-Executive Directors’ fees

Non-executive directors’ remuneration is determined within an aggregate directors’ cash fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at $500,000 per annum and was approved by shareholders at the annual general meeting on 26 November 2010.

The remuneration paid to each director is inclusive of committee fees. No retirement benefits are payable other than statutory superannuation, if applicable.

The 4th edition of the Corporate Governance Principles and Recommendations released by the ASX Corporate Governance Council (Council) specifies that it is generally acceptable for non-executive directors to receive securities as part of their remuneration to align their interest with the interests of other security holders; however, non-executive directors should not receive performance-based remuneration as it may lead to bias in their decision making and compromise their objectivity. Accordingly, as a means of attracting and retaining talented individuals, given the fiscal constraints of a development stage company, the Board has chosen to grant equity in the form of performance rights which vest based only on meeting continuous service conditions. Non-Executive Directors do not receive performance-based bonuses and prior shareholder approval is required to participate in any issue of equity.

Page | 18

DIRECTORS’ REPORT (CONTINUED)

A. Principles used to determine the nature and amount of remuneration (continued)

Executive remuneration policy and framework

In overseeing executive remuneration, the board aims to ensure that remuneration practices are:

•	competitive and reasonable, enabling the Company to attract and retain key talent from around the world;

•	aligned to the Company’s strategic and business objectives and the creation of shareholder value, transparent; and

•	justifiable to shareholders.

The executive remuneration framework has three components:

•	base pay and benefits including superannuation, social security payments and health insurance;

•	short-term performance incentives; and

•	long-term incentives through participation in employee option plans and the grant of performance rights.

Executive remuneration mix

In accordance with the Company’s objective to ensure that executive remuneration is aligned to Company performance, a portion of the executives’ target pay is “at risk”.

Base pay and benefits

Executives receive their base pay and benefits structured as a total employment cost (TEC) package which may be delivered as a combination of cash and prescribed non-financial benefits at the executives’ discretion.

Independent remuneration information is obtained from sources such as independent salary surveys to ensure base pay is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive’s pay is competitive with the market.

In order to obtain the experience required to achieve the Company’s goals, it has been necessary to recruit management from the international marketplace. Accordingly, executive pay is also viewed in light of the market from which our executives are recruited in order to be competitive with the relevant market.

An executive’s pay is also reviewed on promotion. There are no guaranteed base pay increases included in any executives’ contracts. Superannuation and social security contributions are paid on behalf of executives where required by law in their country of residence.

At this stage of the Company’s development, shareholder return is enhanced by the achievement of milestones in the development of the Company’s products. The Company’s Remuneration Policy is not directly based on its financial performance, rather on industry practice, given the Company operates in the biotechnology sector and the Company’s primary focus is research activities with a long-term objective of developing and commercialising the research & development results. At senior management level, performance pay is partly determined by achieving successful capital raising milestones to support the Company’s clinical programs and partly by the achievement of clinical milestones and business development activities in a manner that aligns the executive’s performance pay with value creation for shareholders.

Short-term incentives

Executives have the opportunity to earn an annual short-term incentive (STI) depending on their accountabilities and impact on the organisation. STIs may be awarded at the end of a performance review cycle for meeting group and individual milestone achievements that align to the Company’s strategic and business objectives at the discretion of the board (in the case of the CEO) or the CEO under delegated authority from the Board (in the case of other executives).

Non-cash STIs are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2024 Annual General Meeting. In light of our global operations the Board adopted the Company’s incentive arrangements to ensure that it continues to retain and motivate key executives in a manner that is aligned with shareholders’ interests. The Company’s ‘umbrella’ EIP was adopted to allow eligible executives to be granted performance rights and/or options.

Page | 19

DIRECTORS’ REPORT (CONTINUED)

A. Principles used to determine the nature and amount of remuneration (continued)

Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in the United States, France, Germany, and Australia.

Long-term incentives

Long-term incentives (LTI) are also provided to certain employees via the EIP. The LTI is intended to:

•	reward high individual performance and to encourage a high-performance culture;

•	align the interest of executives and senior management with those of the company and shareholders;

•	provide the company with the means to compete for talented staff by offering remuneration that includes an equity-based component, like many of its competitors; and

•	assist with the attraction and retention of key personnel.

Executives and senior managers eligible to participate in the LTI are considered by the Board to be in roles that have the opportunity to significantly influence long-term shareholder value.

The Company may issue eligible participants with performance rights which entitle the holder to subscribe for or be transferred fully paid ordinary shares of the Company for no consideration. Equity-settled performance rights carry no dividend or voting rights.

The performance rights are issued to executive directors and employees for no consideration and are subject to the continuing employment and lapse upon resignation, redundancy or termination, or failure to achieve the specified performance vesting condition. The performance rights will immediately vest and become exercisable if in the Board’s opinion a vesting event occurs (as defined in the plan rules) such as a takeover bid or winding up of the Company. If the performance rights vest and are exercised, the employee receives ordinary shares in the Company for no consideration.

Voting and comments made at the Company’s 2024 Annual General Meeting

At the Company’s 2024 AGM, 92.63% “yes” votes were cast in favour on the resolution for the adoption of its remuneration report for the 2024 financial year. No shareholders made comments on the remuneration report at the 2024 AGM.

B. Details of remuneration

Amounts of remuneration

Details of the remuneration of the directors and key management personnel (defined as those who have the authority and responsibility for planning, directing, and controlling the major activities of the consolidated entity) are set out in the following tables.

Page | 20

DIRECTORS’ REPORT (CONTINUED)

B. Details of remuneration (Continued)

Amounts of remuneration (Continued)

30-Jun-25	Short-term Benefits				Post- Employment Benefits	Other	Share-based Payments				Total
	Salary and fees		Cash bonus	Non Monetary Social Security*	Superannuation/ Retirement benefits	Benefits Annual Leave & Long Services Leave	Executive Performance Rights		Non-executive Performance Rights
	$		$	$	$	$	$		$		$
Dr R Howard	106,500		—	—	12,248	—	—		233,247	[1,2]	351,995
Mr P Meyers	25,000		—	—	—	—	—		51,481	[3]	76,481
Ms L Boyce	55,000		—	—	6,325				39,528	[4]	100,853
Ms A Anderson	46,133		—	—	5,305	—	—		(66,831)[5]		(15,393)
Mr M Voigt	546,230	**	198,935	30,270	—	74,195	324,850	[6]	—		1,174,480
Dr F Triebel	315,574	***	140,154	190,048	8,466	47,999	243,637	[7]	—		945,878
Other Key Management Personnel
Ms D Miller	300,037	****	125,000	—	48,879	44,048	162,425	[7]	—		680,389
Mr C Mueller*****	303,613		5,972	27,048	—	52,850	116,492	[8]			505,975
Dr F Vogl******	372,374		186,358	156,484	—	68,395	(199,524)[9]		—		584,087

	2,070,461		656,419	403,850	81,223	287,487	647,880		257,425		4,404,745

*

Non-monetary benefits include compulsory employer funded social security contributions ($30,270 for Mr M Voigt, $190,048 for Dr F Triebel, $27,048 for Mr C Mueller and, $156,484 for Dr F Vogl) which are paid directly by the Company to Government authorities in line with German, Swiss and French regulations.

**	The cash salary for Mr Voigt increased by EUR35.6k p.a. effective July 2024.
***	The cash salary for Dr Triebel increased by EUR9.6k p.a. effective Aug 2024.
****	The cash salary for Ms Miller increased by AUD32.6k p.a. effective July 2024.
*****

Mr C Mueller joined the Company in 2016 (classified as KMP from 31 January 2025). Mr Mueller’s remuneration is disclosed on an annual basis, as his KMP salary commenced in December 2024 as an internal promotion, total salary, bonus and social security paid during the 5-month period as KMP was $182,395.

******	The cash salary for Dr Vogl increased by CHF5.9k p.a. effective Aug 2024.

[1]

On 1 December 2021, Dr Russell Howard was issued 339,621 performance rights to vest over 3 tranches in lieu of additional cash fees, in accordance with shareholder approval received at the AGM on 26 November 2021. As indicated in the 2021 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $60,000 p.a. divided by $0.53 (being the 5-day VWAP up to and including 21 September 2021). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 113,207 performance rights vested on 1 December 2022 (being for service from 1 December 2021 to 30 November 2022). The second tranche of 113,207 performance rights vested on 1 December 2023 (being for service from 1 December 2022 to 30 November 2023). The third tranche of 113,207 performance rights vested on 1 December 2024 (being for service from 1 December 2023 to 30 November 2024).

On 23 November 2023, Dr Russell Howard was issued an additional 178,356 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the 2023 AGM. The number of performance rights granted was calculated based on 3.57 years of directors’ fees at $16,500 p.a. divided by $0.33 (being the 5-day VWAP up to and including the 20 July 2023). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 28,356 performance rights vested on 24 October 2023 (in recognition of service from 1 April 2023 to 23 October 2023). The second tranche of 50,000 performance rights vested on 1 December 2024 (in recognition of service from 24 October 2023 to 23 October 2024). The third tranche of 50,000 performance rights are due to vest on 1 December 2025 (in recognition of service from 24 October 2024 to 23 October 2025). The fourth tranche of 50,000 performance rights are due to vest on 1 December 2026 (in recognition of service from 24 October 2025 to 23 October 2026).

[2]

Dr Russell Howard will be issued 1,573,646 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, if approved by Shareholders at the 2025 AGM. The number of performance rights granted will be calculated based on 1 year of directors’ fees at $76,500 and 3 years of directors’ fees at $110,819 p.a. divided by $0.24 (being the 5-day VWAP up to and including the 30 June 2025) less the number of performance rights approved on 23 November 2023 with respect to overlapping service periods. However, the future fair value of the performance rights will be revised to reflect the actual prevailing share price as at the date of shareholder approval. The first tranche of performance rights will vest on 1 December 2025 (in recognition of service from 1 December 2024 to 30 November 2025. The second tranche of performance rights are due to vest on 1 December 2026 (in recognition of service from 1 December 2025 to 30 November 2026). The third tranche of performance rights are due to vest on 1 December 2027 (in recognition of service from 1 December 2026 to 30 November 2027). The fourth tranche of performance rights are due to vest on 1 December 2028 (in recognition of service from 1 December 2027 to 30 November 2028).

[3]

On 16 December 2022, Mr Pete Meyers was issued 1,166,667 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 23 November 2022. As indicated in the 2022 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 p.a. divided by $0.27 (being the 5-day VWAP up to and including 12 September 2022). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 388,889 performance rights vested on 1 October 2024 (being for service from 1 October 2023 to 30 September 2024). The second tranche of 388,889 performance rights will vest on 1 October 2025 (being for service from 1 October 2024 to 30 September 2025). The third tranche of 388,889 performance rights is due to vest on 1 October 2026 (being for service from 1 October 2025 to 30 September 2026).

Page | 21

DIRECTORS’ REPORT (CONTINUED)

B. Details of remuneration (Continued)

Amounts of remuneration (Continued)

[4]

On 23 November 2023, Ms Lis Boyce was issued 589,955 performance rights to vest over 4 tranches in lieu of cash for her services as a non-executive director, in accordance with the shareholder approval received at the 2023 AGM. The number of performance rights granted was calculated based on 3.54 years of directors’ fees at $55,000 p.a. divided by $0.33 (being the 5-day VWAP up to and including 20 July 2023). However, the fair value of her performance rights reflects the prevailing share price at the date of shareholder approval. The first tranche of 89,954 performance rights vested on grant date (in recognition of service from 11 April 2023 to 23 October 2023). The second tranche of 166,667 performance rights vested on 1 December 2024 (in recognition of service from 24 October 2023 to 23 October 2024). The third tranche of 166,667 performance rights will vest on 1 December 2025 (in recognition of service from 24 October 2024 to 23 October 2025). The fourth tranche of 166,667 performance rights are due to vest on 1 December 2026 (in recognition of service from 24 October 2025 to 23 October 2026).

[5]

Ms Anne Anderson was due to be issued 615,983 performance rights to vest over 4 tranches in lieu of cash for her services as a non-executive director, if shareholders approved at the 2024 AGM. Ms Anderson resigned on 4 October 2024, and these performance rights were not issued. The share-based payment expense recognised from date of appointment to 4 October 2024 was reversed accordingly, and the Company paid the cash equivalent of the performance rights which related to the period up to the date of resignation.

[6]

On 1 December 2021, Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the AGM on 26 November 2021. One-third vested on 1 October 2023; one-third vested on 1 October 2024, and one-third will vest on 1 October 2025. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period and dependent upon Mr Voigt meeting KPIs as determined by the Board.

On 5 December 2024, Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the AGM on 22 November 2024. One-third is due to vest on 1 December 2026; one-third is due to vest on 1 December 2027, and one-third is due to vest on 1 December 2028. Vesting is contingent upon the executive being continuously employed in good standing through the vesting period and dependent upon Mr Voigt meeting KPIs as determined by the Board.

All performance rights are subject to accelerated vesting according to agreed terms in each person’s contract. For other information concerning Performance Rights please refer to Section D on Share-based compensation below.

[7]

On 1 December 2021, Ms Deanne Miller and Dr Frederic Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Ms D Miller and Dr F Triebel during the year are as follows: The first tranche representing one-third vested on 1 October 2023; the second tranche representing one-third vested on 1 October 2024 and the third tranche representing one-third will vest on 1 October 2025. Vesting is contingent upon the executives being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights are subject to accelerated vesting according to the agreed terms of each person’s contract.

On 5 December 2024, Ms Deanne Miller and Dr Frederic Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Ms D Miller and Dr F Triebel during the year are as follows: The first tranche representing one-third is due to vest on 1 December 2026; the second tranche representing one-third is due to vest on 1 December 2027 and third tranche representing one-third is due to vest on 1 December 2028. Vesting is contingent upon the executives’ being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights are subject to accelerated vesting according to the agreed terms of Ms Miller and Dr Triebel’s contracts.

[8]

On 1 December 2021, Mr C Mueller was issued 1,400,000 performance rights under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Mr C Mueller during the year are as follows: The first tranche representing one-third vested on 1 October 2023; the second tranche representing one-third vested on 1 October 2024 and the third tranche representing one-third will vest on 1 October 2025. Vesting is contingent upon the executives’ being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights are subject to accelerated vesting according to the agreed terms of Mr Mueller’s contract.

On 5 December 2024, Mr C Mueller was issued 1,400,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Mr C Mueller during the year are as follows: The first tranche representing one-third is due to vest on 1 December 2026; the second tranche representing one-third is due to vest on 1 December 2027 and third tranche representing one-third is due to vest on 1 December 2028. Vesting is contingent upon the executive’s being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights are subject to accelerated vesting according to the agreed terms of Mr Mueller’s contract.

[9]

On 31 January 2024, Dr F Vogl was issued 1,343,856 performance rights under the Executive Incentive Plan (EIP). The first tranche representing one-third was due to vest on 1 October 2024 (and did not vest); the second tranche representing one-third was due to vest on 1 October 2025 and the third tranche representing one-third was due to vest on 1 October 2026. Vesting was contingent upon the executive’s being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights were subject to accelerated vesting according to agreed terms in Dr Vogl’s contract. Dr Vogl resigned on 30 April 2025, and these performance rights lapsed. The share-based payment expense recognized from date of appointment was reversed accordingly. All performance rights for all three tranches were forfeited due to not meeting vesting conditions.

KPIs for executive KMPs are related to the following:

Mr Marc Voigt

•	Sourcing and conversion of business development opportunities;

•	Managing and securing funds to achieve company goals;

•	Effective management of international stakeholder communications within an ASX & NASDAQ dual listed environment; and

•	Overseeing the Group’s pre-clinical and clinical trials and the associated organisational growth.

Dr Frederic Triebel

•	Scientific objectives relating to preclinical and clinical development and collaborations with external parties;

•	objectives relating to clinical regulatory affairs ; and

•	Investor relations objectives to assist with raising awareness and understanding of the Company’s LAG-3 candidates.

•	Objectives relating to manufacturing continuity

Page | 22

DIRECTORS’ REPORT (CONTINUED)

B. Details of remuneration (Continued)

Amounts of remuneration (Continued)

Ms Deanne Miller

•	Compliance objectives relating to management of legal and regulatory obligations and communications within an ASX & NASDAQ dual listed environment;

•	Corporate development objectives relating to the management of key relationships and communications with collaboration partners; and

•	Investor relations and financial objectives to support execution of company goals.

Dr Florian Vogl

•	Medical positioning of eftilagimod alfa;

•	Clinical operations; and

•	Ensure a positive public awareness of the company.

Mr C Mueller

•	Regulatory, strategical and operational objectives in drug development;

•	Clinical operations; and

•	Investor relations objectives to assist with raising awareness and understanding of the Company’s LAG-3 candidates.

For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

Page | 23

DIRECTORS’ REPORT (CONTINUED)

B. Details of remuneration (Continued)

Amounts of remuneration (Continued)

30-Jun-24	Short-term Benefits				Post- Employment Benefits	Other	Share-based Payments				Total
	Salary and fees		Cash bonus	Non Monetary Social Security*	Superannuation/ Retirement benefits	Benefits Annual Leave & Long Services Leave	Executive Performance Rights		Non-executive Performance Rights
	$		$	$	$	$	$		$		$
Dr R Howard	106,500		—	—	11,715	—	—		45,304	[1]	163,519
Mr P Meyers	25,000		—	—	—	—	—		113,712	[2,3]	138,712
Ms L Boyce	55,000		—	—	6,050				83,714	[4]	144,764
Ms A Anderson	20,862		—	—	2,295	—	—		66,831	[5]	89,988
Mr M Voigt	477,012		150,978	27,870	—	60,976	347,833	[6]	—		1,064,669
Dr F Triebel	294,493		93,844	163,043	7,349	42,047	263,660	[7]	—		864,436
Other Key Management Personnel
Ms D Miller	258,923	**	100,000	—	39,482	27,835	138,993	[7]	—		565,233
Dr F Vogl***	507,125		—	172,873	—	76,301	199,524	[8]	—		955,823

	1,744,915		344,822	363,786	66,891	207,159	950,010		309,561		3,987,144

*

Non-monetary benefits include compulsory employer funded social security contributions ($27,870 for Mr M Voigt, $172,873 for Dr F Vogl and $163,043 for Dr F Triebel) which are paid directly by the Company to Government authorities in line with German, Swiss and French regulations.

**	The cash salary for Ms Miller increased by AUD12.7k p.a. effective March 2024.
***	Dr Florian Vogl appointed 1 May 2023; classified as KMP from 1 November 2023.

[1]

On 1 December 2021, Dr Russell Howard was issued 339,621 performance rights to vest over 3 tranches in lieu of additional cash fees, in accordance with shareholder approval received at the AGM on 26 November 2021. As indicated in the 2021 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $60,000 p.a. divided by $0.53 (being the 5-day VWAP up to and including 21 September 2021). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 113,207 performance rights vested on 1 December 2022 (being for service from 1 December 2021 to 30 November 2022). The second tranche of 113,207 performance rights vested on 1 December 2023 (being for service from 1 December 2022 to 30 November 2023). The third tranche of 113,207 performance rights vested on 1 December 2024 (being for service from 1 December 2023 to 30 November 2024).

On 23 November 2023, Dr Russell Howard was issued an additional 178,356 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the 2023 AGM. The number of performance rights granted was calculated based on 3.57 years of directors’ fees at $16,500 p.a. divided by $0.33 (being the 5-day VWAP up to and including the 20 July 2023). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 28,356 performance rights vested on 24 October 2023 (in recognition of service from 1 April 2023 to 23 October 2023). The second tranche of 50,000 performance rights vested 1 December 2024 (in recognition of service from 24 October 2023 to 23 October 2024). The third tranche of 50,000 performance rights are due to vest on 1 December 2025 (in recognition of service from 24 October 2024 to 23 October 2025). The fourth tranche of 50,000 performance rights are due to vest on 1 December 2026 (in recognition of service from 24 October 2025 to 23 October 2026).

[2]

On 2 December 2019, Mr Pete Meyers was issued 1,500,000 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 1 November 2019. As indicated in the 2019 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 p.a. divided by $0.21 (being the closing share price on 14 August 2019). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 500,000 performance rights vested on 1 October 2021 (being for service from 1 October 2020 to 30 September 2021). The second tranche of 500,000 performance rights vested on 1 October 2022 (being for service from 1 October 2021 to 30 September 2022). The third tranche of 500,000 performance rights vested on 1 October 2023 (being for service from 1 October 2022 to 30 September 2023).

[3]

On 16 December 2022, Mr Pete Meyers was issued 1,166,667 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 23 November 2022. As indicated in the 2022 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 p.a. divided by $0.27 (being the 5-day VWAP up to and including 12 September 2022). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 388,889 performance rights vested on 1 October 2024 (being for service from 1 October 2023 to 30 September 2024). The second tranche of 388,889 performance rights are due to vest on 1 October 2025 (being for service from 1 October 2024 to 30 September 2025). The third tranche of 388,889 performance rights is due to vest 1 October 2026 (being for service from 1 October 2025 to 30 September 2026).

Page | 24

DIRECTORS’ REPORT (CONTINUED)

B. Details of remuneration (Continued)

Amounts of remuneration (Continued)

[4]

On 23 November 2023, Ms Lis Boyce was issued 589,955 performance rights to vest over 4 tranches in lieu of cash for her services as a non-executive director, in accordance with the shareholder approval received at the 2023 AGM. The number of performance rights granted was calculated based on 3.54 years of directors’ fees at $55,000 p.a. divided by $0.33 (being the 5-day VWAP up to and including the 20 July 2023). However, the fair value of her performance rights reflects the prevailing share price at the date of shareholder approval. The first tranche of 89,954 performance rights vested on grant date (in recognition of service from 11 April 2023 to 23 October 2023). The second tranche of 166,667 performance rights vested on 1 December 2024 (in recognition of service from 24 October 2023 to 23 October 2024). The third tranche of 166,667 performance rights are due to vest on 1 December 2025 (in recognition of service from 24 October 2024 to 23 October 2025). The fourth tranche of 166,667 performance rights are due to vest on 1 December 2026 (in recognition of service from 24 October 2025 to 23 October 2026).

[5]

Ms Anne Anderson was to be issued 615,983 performance rights to vest over 4 tranches in lieu of cash for her services as a non-executive director, if shareholders approved at the 2024 AGM. As indicated in the Appendix 3X released to ASX on the date of Ms Anderson’s appointment on 14 February 2024, the number of performance rights granted will be calculated based on 3.7 years of directors’ fees at $55,000 p.a. divided by the 5-day VWAP to a date which will be specified in the notice of meeting for shareholder approval. However, the future fair value of the performance rights will be revised to reflect the actual prevailing share price as at the date of shareholder approval. The first tranche of performance rights was due to vest on grant date (in recognition of service from 14 February 2024 to the date of shareholder approval at the 2024 AGM). The second tranche of performance rights was due to vest on 1 December 2025 (in recognition of service from 2024 AGM date to 30 November 2025). The third tranche of performance rights was due to vest on 1 December 2026 (in recognition of service from 1 December 2025 to 30 November 2026). The fourth tranche of performance rights was due to vest on 1 December 2027 (in recognition from 1 December 2026 to 30 November 2027). However, Ms Anderson resigned from the Board on 4 October 2024 and so the grant of performance rights was not put to the 2024 AGM.

[6]

On 1 December 2021, Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the AGM on 26 November 2021. One-third vested on 1 October 2023; one-third vested on 1 October 2024 and one-third is due to vest on 1 October 2025. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period and dependent upon Mr Voigt meeting KPIs as determined by the Board.

All performance rights are subject to accelerated vesting according to agreed terms in each person’s contract. For other information concerning the Performance Rights please refer to Section D on Share-based compensation below.

[7]

On 1 December 2021, Ms Deanne Miller and Dr Frederic Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Ms D Miller and Dr F Triebel during the year are as follows: The first tranche representing one-third vested on 1 October 2023; the second tranche representing one-third vested on 1 October 2024 and the third tranche representing one-third is due to vest on 1 October 2025. Vesting is contingent upon the executives being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights are subject to accelerated vesting according to the agreed terms of Ms Miller and Dr Triebel’s contracts.

[8]

On 31 January 2024, Dr F Vogl was issued 1,343,856 performance rights under the Executive Incentive Plan (EIP). The first tranche representing one-third was due to vest on 1 October 2024 (and did not vest); the second tranche representing one-third was due to vest on 1 October 2025 and the third tranche representing one-third was due to vest on 1 October 2026. Vesting was contingent upon the executive’s being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights were subject to accelerated vesting according to agreed terms in Dr Vogl’s contract. Dr Vogl resigned on 30 April 2025, and these performance rights lapsed. The share-based payment expense recognized from date of appointment was reversed accordingly. All performance rights for all three tranches were forfeited due to not meeting vesting conditions.

KPIs for executive KMPs are related to the following:

Mr Marc Voigt

•	Sourcing and conversion of business development opportunities;

•	Managing and securing funds to achieve company goals;

•	Effective management of international stakeholder communications within an ASX & NASDAQ dual listed environment; and

•	Pre-clinical and clinical trials and global organisational growth.

Dr Frederic Triebel

•	Medical objectives relating to clinical trials, regulatory affairs and manufacturing;

•	Scientific objectives relating to preclinical development and collaborations with external parties; and

•	Investor relations objectives to assist with raising awareness and understanding of the Company’s LAG-3 candidates.

Ms Deanne Miller

•	Compliance objectives relating to management of legal and regulatory obligations and communications within an ASX & NASDAQ dual listed environment;

•	Corporate development objectives relating to the management of key relationships and communications with collaboration partners; and

•	Investor relations and financial objectives to support execution of company goals.

Dr Florian Vogl

•	Medical positioning of eftilagimod alfa;

•	Clinical operations; and

•	Ensure positive public awareness of the company

KPIs related to tranche 2 and tranche 3 were subsequently agreed after 30 June 2024 and accordingly the fair value for these tranches were determined based on the market share price as at 30 June 2024. The value will be reassessed at each reporting date until grant date has been identified.

For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

Page | 25

DIRECTORS’ REPORT (CONTINUED)

B. Details of remuneration (Continued)

Amounts of remuneration (Continued)

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

Name	Fixed remuneration		At risk – STI		At risk – LTI
	2025	2024	2025	2024	2025	2024
Non-Executive directors
Dr R Howard	100%	100%	—	—	—	—
Mr P Meyers	100%	100%	—	—	—	—
Ms L Boyce	100%	100%	—	—	—	—
Ms A Anderson	100%	100%	—	—	—	—
Executive directors
Mr M Voigt	55%	53%	17%	14%	28%	33%
Dr F Triebel	59%	59%	15%	11%	26%	30%
Other Key Management Personnel
Ms D Miller	58%	58%	18%	18%	24%	25%
Mr Christian Mueller*	76%	n/a	1%	n/a	23%	n/a
Dr F Vogl	76%	79%	24%	—	0%	21%

*	Mr Mueller was appointed KMP on 31 January 2025. Comparative information may not be aligned to the remuneration policies disclosed in this report.

C. Service agreements

Remuneration and other terms of employment for executive key management personnel are formalised in service agreements. The service agreements specify the components of remuneration, benefits, and notice periods. Participating in the STI and LTI plans is subject to the Board’s discretion. Compensation paid to key management personnel is determined by the CEO and approved by the Board on an annual basis with reference to market salary surveys. Details of the current terms of these agreements are below. Unless stated otherwise, all salaries quoted below are as at 30 June 2025.

Mr Marc Voigt	-	Executive Director & CEO
Agreement commenced:	-	9 July 2014

Details	-

The initial term was for a period of 3 years. The term was subsequently extended again for an additional term that will expire on 9 July 2032, unless terminated earlier by either party in accordance with the Agreement. Each party is to provide at least 6 months’ notice of its intention to extend the term of the contract.

The contract can be terminated by the company giving 12 months’ notice or by Marc giving 6 months’ notice. Immutep may make payments in lieu of the period of notice, or for any unexpired part of that notice period.

Base salary	-	EUR 325,000

Ms Deanne Miller	-	Chief Operating Officer, General Counsel & Company Secretary
Agreement commenced:	-	17 October 2012

Details	-	The agreement can be terminated with 6 months’ notice. Immutep may make payments of base salary in lieu of notice period.

Base salary	-	AUD 300,037

Page | 26

DIRECTORS’ REPORT (CONTINUED)

C. Service agreements (Continued)

Dr Frédéric Triebel	-	Executive Director & Chief Scientific Officer

Agreement commenced:	-	12 December 2014

Details	-

Each of the parties may terminate the employment contract and the present Amendment, subject to compliance with the law and the Collective Bargaining Agreement (“CBA”) and notably to a 6-month notice period as set forth in the CBA.

The party which fails to comply with the notice period provisions shall be liable to pay the other an indemnity equal to the salary for the remainder of the notice period.

Base salary	-	EUR 188,400

Mr Christian Mueller	-	Chief Development Officer

Agreement commenced:	-	1 December 2024

Details	-	The agreement can be terminated with 3 months’ notice. Immutep may make payments of base salary in lieu of notice period.

Base salary	-	EUR 231,500

Dr Florian Vogl	-	Chief Medical Officer

Agreement commenced:	-	1 May 2023

Details	-	The agreement can be terminated with 3 months’ notice. Immutep may make payments of base salary in lieu of notice period.

Base salary	-	CHF 300,900

Under the cash bonus scheme approved by the Board of directors in February 2020, Mr Marc Voigt, Dr Frederic Triebel and Ms Deanne Miller are each entitled to a cash bonus of A$300,000 and Mr Christian Mueller is entitled to a cash bonus of A$150,000 conditional on meeting predetermined KPIs that are designed to support our corporate strategy to develop product candidates to sell, license or partner with large pharmaceutical companies at key value inflection points or on a change of control. As at 30 June 2025, no obligation has arisen for recognition.

Key management personnel have no entitlement to termination payments in the event of removal for misconduct or gross negligence.

D. Share-based compensation

Issue of shares

There were no shares directly issued to directors and key management personnel as part of compensation during the year ended 30 June 2025. During the year 6,816,947 performance rights were exercised and 6,816,947 ordinary shares were issued on exercise.

Options

There are no options which were granted in prior years which affected remuneration in this financial year or future reporting years.

Shares provided on exercise of remuneration options

No ordinary shares in the Company have been issued as a result of the exercise of remuneration options by a director or key management personnel.

Page | 27

DIRECTORS’ REPORT (CONTINUED)

D. Share-based compensation(Continued)

Performance rights

The terms and conditions of each grant of performance rights affecting remuneration of key management personnel in this financial year or future reporting years are as follows. All performance rights movement and fair value in the table are shown on post share consolidation basis.

Grant date *	Type of performance right granted	Vesting date and exercisable date	Number of performance rights	Value per right at grant date($)	Vested and exercised 30 June 2025 (%)
1 Dec 21(a)	LTI – Tranche 1	1 Oct 23	1,500,000	0.490	100
1 Dec 21(a)	LTI – Tranche 2	1 Oct 24	1,500,000	0.315	100
1 Dec 21(a)	LTI – Tranche 3	1 Oct 25	1,500,000	0.315	—
1 Dec 21(c)	LTI – Tranche 2	1 Dec 23	113,207	0.490	100
1 Dec 21(c)	LTI – Tranche 3	1 Dec 24	113,207	0.490	100
1 Dec 21(a)	LTI – Tranche 1	1 Oct 23	1,200,000	0.490	100
1 Dec 21(a)	LTI – Tranche 2	1 Oct 24	1,200,000	0.315	100
1 Dec 21(a)	LTI – Tranche 3	1 Oct 25	1,200,000	0.315	—
1 Dec 21(a)	LTI – Tranche 3	1 Oct 25	466,666	0.290	—
21 Dec 22(c)	LTI – Tranche 1	1 Oct 24	388,889	0.310	100
21 Dec 22(c)	LTI – Tranche 2	1 Oct 25	388,889	0.310	—
21 Dec 22(c)	LTI – Tranche 3	1 Oct 26	388,889	0.310	—
24 Oct 24(c)	LTI – Tranche 1	24 Oct 23	28,356	0.315	100
24 Oct 24(c)	LTI – Tranche 2	1 Dec 24	50,000	0.315	100
24 Oct 24(c)	LTI – Tranche 3	1 Dec 25	50,000	0.315	—
24 Oct 24(c)	LTI – Tranche 4	1 Dec 26	50,000	0.315	—
24 Oct 24(c)	LTI – Tranche 1	24 Oct 23	89,954	0.315	100
24 Oct 24(c)	LTI – Tranche 2	1 Dec 24	166,667	0.315	100
24 Oct 24(c)	LTI – Tranche 3	1 Dec 25	166,667	0.315	—
24 Oct 24(c)	LTI – Tranche 4	1 Dec 26	166,667	0.315	—
31 Jan 24(a)	LTI – Tranche 1	1 Oct 24	447,952	0.350	forfeited
31 Jan 24(b)	LTI – Tranche 2	1 Oct 25	447,952	0.350	forfeited
31 Jan 24(b)	LTI – Tranche 3	1 Oct 26	447,952	0.350	forfeited
22 Nov 24(a)	LTI – Tranche 1	1 Dec 26	1,500,000	0.305	—
22 Nov 24(a)	LTI – Tranche 2	1 Dec 27	1,500,000	0.305	—
22 Nov 24(a)	LTI – Tranche 3	1 Dec 28	1,500,000	0.305	—
22 Nov 24(a)	LTI – Tranche 1	1 Dec 26	1,200,000	0.305	—
22 Nov 24(a)	LTI – Tranche 2	1 Dec 27	1,200,000	0.305	—
22 Nov 24(a)	LTI – Tranche 3	1 Dec 28	1,200,000	0.305	—
22 Nov 24(a)	LTI – Tranche 1	1 Dec 26	466,667	0.305	—
22 Nov 24(a)	LTI – Tranche 2	1 Dec 27	466,667	0.305	—
22 Nov 24(a)	LTI – Tranche 3	1 Dec 28	466,667	0.305	—

(a)	Performance hurdles based on individual KPIs have been set for performance rights granted.
(b)	No performance hurdles have been set with respect to these performance rights granted.
(c)	Performance hurdles are not relevant to these performance rights granted to non-executive directors.
*

In addition to meeting the performance hurdles set, the participant must be employed by the company on the vesting date. Performance rights granted under the plan carry no dividend or voting rights. When exercisable, each performance right is convertible into one ordinary share.

Page | 28

DIRECTORS’ REPORT (CONTINUED)

D. Share-based compensation (Continued)

Details of bonuses and share-based compensation

Details of performance rights over ordinary shares in the Company provided as remuneration to each director and each of the key management personnel are set out below. The table further shows the percentages of the performance rights granted under the Executive Incentive Plan that vested and/or were forfeited during the year.

For each cash bonus and grant of performance rights included in the tables on pages 21 to 25, the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the vesting criteria is set out below.

Name	Cash bonus		Share-based compensation benefits (performance rights)
	Paid	For-feited	Year granted		No Granted	Value of rights at grant date	Vested	Number of rights vested and exercisable during the year	Value of rights at exercise date******	For-feited	Financial years in which rights may vest
	%	%				$	%		$	%
Dr R Howard	—	—	2021 2023	* *	339,621 178,356	166,414 57,074	100 44	113,207 50,000	74,717 25,858	— —	2023, 2024, 2025 2024, 2025, 2026 & 2027
Mr P Meyers	—	—	2022	**	1,166,667	361,667	33	388,889	130,278	—	2025, 2026, & 2027
Ms L Boyce	—	—	2023	***	589,955	188,786	43	166,667	84,685	—	2024, 2025, 2026 & 2027
Mr M Voigt	100	—	2021 2024	**** ****	3,600,000 3,600,000	1,764,000 1,098,000	67 —	1,200,000 —	624,000 —	— —	2024, 2025, 2026 2027, 2028 & 2029
Dr F Triebel	100	—	2021 2024	**** ****	2,700,000 2,700,000	1,323,000 823,500	67 —	900,000 —	468,000 —	— —	2024, 2025, 2026 2027, 2028 & 2029
Ms D Miller	100	—	2021 2024	**** ****	1,800,000 1,800,000	882,000 549,000	67 —	600,000 —	357,000 —	—	2024, 2025, 2026 2027, 2028 & 2029
Dr C Mueller	100	—	2021 2024	**** ****	1,400,000 1,400,000	434,000 427,000	67 —	466,667 —	156,333 —	—	2024, 2025, 2026 2027, 2028 & 2029
Dr F Vogl	100	—	2023	*****	1,343,856	421,075	—	—	—	100	2025, 2026, & 2027

*

On 1 December 2021, Dr Russell Howard was issued 339,621 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 26 November 2021. The first tranche of 113,207 performance rights vested on 1 December 2022 (being for continued service from 1 December 2021 to 30 November 2022). The second tranche of 113,207 performance rights vested on 1 December 2023 (being for continued service from 1 December 2022 to 30 November 2023). The third tranche of 113,207 performance rights vested on 1 December 2024 (being for continued service from 1 December 2023 to 30 November 2024).

On 23 November 2023, Dr Russell Howard was issued an additional 178,356 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the 2023 AGM. The number of performance rights granted was calculated based on 3.57 years of directors’ fees at $16,500 p.a. divided by $0.33 (being the 5-day VWAP up to and including the 20 July 2023). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 28,356 performance rights vested on 24 October 2023 (in recognition of service from 1 April 2023 to 23 October 2023). The second tranche of 50,000 performance rights vested on 1 December 2024 (in recognition of service from 24 October 2023 to 23 October 2024). The third tranche of 50,000 performance rights are due to vest on 1 December 2025 (in recognition of service from 24 October 2024 to 23 October 2025). The fourth tranche of 50,000 performance rights are due to vest on 1 December 2026 (in recognition of service from 24 October 2025 to 23 October 2026).

Dr Russell Howard will be issued 1,573,646 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, if approved by Shareholders at the 2025 AGM. The number of performance rights granted will be calculated based on 1 year of directors’ fees at $76,500 and 3 years of directors’ fees at $110,819 p.a. divided by $0.24 (being the 5-day VWAP up to and including the 30 June 2025) less the number of performance rights approved on 23 November 2023 with respect to overlapping service periods. However, the future fair value of the performance rights will be revised to reflect the actual prevailing share price as at the date of shareholder approval. The first tranche of performance rights will vest on grant date (in recognition of service from 1 December 2024 to 30 November 2025. The second tranche of performance rights are due to vest on 1 December 2026 (in recognition of service from 1 December 2025 to 30 November 2026). The third tranche of performance rights are due to vest on 1 December 2027 (in recognition of service from 1 December 2026 to 30 November 2027). The fourth tranche of performance rights are due to vest on 1 December 2028 (in recognition of service from 1 December 2027 to 30 November 2028).

**

On 16 December 2022, Mr Pete Meyers was issued 1,166,667 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 23 November 2022. As indicated in the 2022 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 p.a. divided by $0.27 (being the 5-day VWAP up to and including 12 September 2022). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 388,889 performance rights vested on 1 October 2024 (being for service from 1 October 2023 to 30 September 2024). The second tranche of 388,889 performance rights will vest on 1 October 2025 (being for service from 1 October 2024 to 30 September 2025). The third tranche of 388,889 performance rights are due to vest on 1 October 2026 (being for service from 1 October 2025 to 30 September 2026).

Page | 29

DIRECTORS’ REPORT (CONTINUED)

D. Share-based compensation (Continued)

***

On 23 November 2023, Ms Lis Boyce was issued 589,955 performance rights to vest over 4 tranches in lieu of cash for her services as a non-executive director, in accordance with the shareholder approval received at the 2023 AGM. The number of performance rights granted was calculated based on 3.54 years of directors’ fees at $55,000 p.a. divided by $0.33 (being the 5-day VWAP up to and including the 20 July 2023). However, the fair value of her performance rights reflects the prevailing share price at the date of shareholder approval. The first tranche of 89,954 performance rights vested on grant date (in recognition of service from 11 April 2023 to 23 October 2023). The second tranche of 166,667 performance rights vested on 1 December 2024 (in recognition of service from 24 October 2023 to 23 October 2024). The third tranche of 166,667 performance rights will vest on 1 December 2025 (in recognition of service from 24 October 2024 to 23 October 2025). The fourth tranche of 166,667 performance rights are due to vest on 1 December 2026 (in recognition of service from 24 October 2025 to 23 October 2026).

****	Performance rights were granted under the EIP. Long-term incentive performance rights vest in three tranches as follows:

•	1/3 vested on 1 October 2023

•	1/3 vested on 1 October 2024

•	1/3 will vest on 1 October 2025

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract.

*****

Performance rights were granted under the EIP. Long-term incentive performance rights were due to vest in three tranches, one third on 1 Oct 2024, one third on 1 Oct 2025 and one third on 1 Oct 2026. These performance rights lapsed on the resignation of Dr F Vogl on 30 April 2025.

******

The value at the exercise date of performance rights that were granted as part of remuneration and were exercised during the year has been determined as the intrinsic value of the performance rights at that date.

Equity instruments held by key management personnel

The tables on the following page show the number of:

(i) Options to be issued ordinary shares in the company

(ii) Performance rights for the issue of ordinary shares in the company

Shares in the company that were held during the financial year by key management personnel of the Group, including their close family members and entities related to them. There were no shares granted during the reporting period as compensation.

(i) Option holdings

There were no options holdings held and no movements during the financial year ended 30 June 2025.

(ii) Performance Rights holdings

2025	Balance at start of the year	Granted	Exercised	Other Changes		Balance at end of the year	Vested and exercisable	Unvested
Performance rights over ordinary shares
Dr Russell Howard	404,770	—	(304,770)	—		100,000	—	100,000
Mr Pete Meyers	1,166,667	—	(388,889)	—		777,778	—	777,778
Mr Marc Voigt	3,600,000	3,600,000	(2,400,000)	—		4,800,000	—	4,800,000
Dr Frédéric Triebel	2,700,000	2,700,000	(1,800,000)	—		3,600,000	—	3,600,000
Ms Anne Anderson	—	—	—	—		—	—	—
Ms Lis Boyce	589,955	—	(256,621)	—		333,334	—	333,334
Ms Deanne Miller	1,800,000	1,800,000	(1,200,000)	—		2,400,000	—	2,400,000
Mr Christian Mueller*	933,333	1,400,000	(466,667)	—		1,866,666	—	1,866,666
Dr Florian Vogl	1,343,856	—	—	(1,343,856	)**	—	—	—

	12,538,581	9,500,000	(6,816,947)	(1,343,856)		13,877,778	—	13,877,778

*	Performance rights held before being appointed as key management personnel.
**	The performance rights have been forfeited.

Page | 30

DIRECTORS’ REPORT (CONTINUED)

D. Share-based compensation (Continued)

(iii) Ordinary Share holdings

2025	Balance at start of the year		Received during the year on exercise of performance rights		Received during the year on the exercise of options	Other changes during the year#	Balance at end of the year
Ordinary shares
Dr Russell Howard	1,113,207		304,770		—	—	1,417,977
Mr Pete Meyers	3,274,395		388,889		—	—	3,663,284
Mr Marc Voigt	11,247,445		2,400,000		—	29,500	13,676,945
Dr Frédéric Triebel	8,653,764		1,800,000		—	—	10,453,764
Ms Anne Anderson	—		—		—	—	—
Ms Lis Boyce	—		256,621		—	—	256,621
Ms Deanne Miller	2,067,305		1,200,000		—	(800,000)	2,467,305
Mr Christian Mueller	2,840,715	*	466,667	*	—	—	3,307,382
Dr Florian Vogl	—		—		—	—	—

Total ordinary shares	29,196,831		6,816,947		—	(770,500)	35,243,278

ADRs
Mr Marc Voigt	45		—		—	—	45
Dr Frédéric Triebel	17,061		—		—	—	17,061

Total ADR	17,106		—		—	—	17,106

#	Other changes during the year include market acquisitions and/or disposals.
*	Shares held before being appointed as key management personnel.

E. KMP Executive Remuneration Outcomes, Including Link to Performance

Given the company’s stage of development, financial metrics (such as earnings or profitability) are not necessarily an appropriate measure of executive performance. The company’s remuneration policy aligns executive rewards with the interests of shareholders. The primary focus is on growth in shareholder value through the achievement of development, regulatory and commercial milestones, and therefore performance goals are not necessarily linked to typical financial performance measures utilised by companies operating in other market segments. However, the Board recognises that, although the listed biotech sector is highly volatile, share price performance is relevant to the extent that it reflects shareholder returns. Accordingly, KPIs for KMPs include investor relations objectives and effective management of stakeholder communications within an ASX & NASDAQ dual listed environment. Details of share price, and earnings over the last 5 years are detailed in the table below. No dividends have been paid in the last 5 years.

	FY25	FY24	FY23	FY22	FY21
Closing share price 30 June	$0.24	$0.30	$0.32	$0.29	$0.55
Share price high	$0.41	$0.49	$0.37	$0.70	$0.70
Share price low	$0.23	$0.26	$0.23	$0.29	$0.15
Loss after income tax expense for the year ($ Million)	(61.43)	(42.72)	(39.90)	(32.21)	(29.90)

This concludes the remuneration report, which has been audited.

Page | 31

DIRECTORS’ REPORT (CONTINUED)

Shares under option

No unissued ordinary shares of Immutep Limited are under option at the date of this report since the following options were exercised on 18 July 2025.

Date options granted	Expiration Date	Exercise Price	Number	Listed/Unlisted Options
5 August 2015	4 August 2025	$0.248	847,600	Unlisted

			847,600

No option holder has any right under the options to participate in any other share issue of the Company or any other entity.

Subsequent to balance sheet date, these warrants have been converted to fully paid ordinary shares via a cashless exercise by the holder as disclosed in notes to the financial statements.

Indemnity and insurance of officers

During the financial year, the Company paid a premium to insure the directors and officers of the Company and its controlled entities.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the Group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings.

This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company.

Indemnity and insurance of auditor

The Company has not during or since the end of this financial year indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

Page | 32

DIRECTORS’ REPORT (CONTINUED)

Non-audit services

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the Group are important.

During the financial years 2025 and 2024, no fee was paid or payable for non-audit services provided by the auditor of the parent entity, its related practices and non-related audit firms.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 34.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of directors.

On behalf of the directors

Dr Russell Howard

Chairman

Sydney

29 August 2025

Page | 33

Auditor’s Independence Declaration

As lead auditor for the audit of Immutep Limited for the year ended 30 June 2025, I declare that to the best of my knowledge and belief, there have been:

a.	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b.	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Immutep Limited and the entities it controlled during the period.

Jason Hayes	Sydney
Partner	29 August 2025
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757
One International Towers Sydney, Watermans Quay, BARANGAROO NSW 2000,
GPO BOX 2650, SYDNEY NSW 2001
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au
Level 11, 1PSQ, 169 Macquarie Street, PARRAMATTA NSW 2150,
PO Box 1155 PARRAMATTA NSW 2124
T: +61 2 9659 2476, F: +61 2 8266 9999, www.pwc.com.au

pwc.com.au	Liability limited by a scheme approved under Professional Standards Legislation.

Page | 34

CORPORATE GOVERNANCE STATEMENT

The Board is committed to achieving and demonstrating the highest standards of corporate governance. The Board continues to refine and improve the governance framework and practices in place to ensure they meet the interests of shareholders.

The Company has reviewed its corporate governance practices against the Australian Securities Exchange (ASX) Corporate Governance Council’s Corporate Governance Principles and Recommendations – 4th edition (the Principles). A copy of the company’s Corporate Governance Statement is available at the company’s website at the following address https://www.immutep.com/about-us/corporate-governance

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

At Immutep we are committed to improving the lives of our patients, employees and communities. Whilst our product candidates and the industry we work within have the potential to make a real difference to people’s lives, we are mindful that the paths we take to develop our candidates and how we conduct our business are just as important. Hence, we are progressing our Environmental, Social and Governance (ESG) initiatives and have implemented this ESG report to explain to our stakeholders how we are addressing and tracking on a range of Environmental, Social and Governance matters.

A copy of the company’s ESG Report is available at the company’s website at the following address https://www.immutep.com/about-us/corporate-governance

Page | 35

FINANCIAL STATEMENTS

Contents

CORPORATE DIRECTORY	1

CHAIRMAN’S LETTER	2

REVIEW OF OPERATIONS AND ACTIVITIES	4

DIRECTORS’ REPORT	12

AUDITOR’S INDEPENDENCE DECLARATION	34

CORPORATE GOVERNANCE STATEMENT	35

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT	35

FINANCIAL STATEMENTS	36

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	37

CONSOLIDATED BALANCE SHEET	38

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	39

CONSOLIDATED STATEMENT OF CASH FLOWS	40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	41

General information

These financial statements are the consolidated financial statements of the consolidated entity consisting of Immutep Limited and its subsidiaries. The financial statements are presented in the Australian currency.

Immutep Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 32

264 George Street

Australia Square

Sydney NSW 2000

The financial statements were authorised for issue by the directors on 29 August 2025. The directors have the power to amend and reissue the financial statements.

A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities on pages 4 to 11 and in the directors’ report on pages 12 to 33, both of which are not part of these financial statements.

All press releases, financial reports and other information are available on our website: www.immutep.com.

Page | 36

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2025

	Note	Consolidated
		30 June 2025	30 June 2024
		$	$
Revenue
License revenue		—	—
Other income
Research material sales		59,709	119,089
Grant income		4,974,823	3,722,788
Net gain on foreign exchange		—	113,458
Fair value gain on financial assets		9,242	—
Interest income		5,287,209	3,882,757
Miscellaneous		390	533

Total revenue and other income		10,331,373	7,838,625

Expenses
Research & development and intellectual property expenses	5	(61,410,533)	(41,546,724)
Corporate administrative expenses	5	(8,644,503)	(8,852,615)
Net loss on foreign exchange		(1,529,309)	—
Finance costs		(37,078)	(30,594)
Net change in fair value of convertible note liability	17	(144,115)	(125,317)

Loss before income tax expense		(61,434,165)	(42,716,625)

Income tax expense	6	—	—

Loss after income tax expense for the year		(61,434,165)	(42,716,625)

Other Comprehensive Income/(Loss)
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		14,384,243	(1,421,191)
Other comprehensive income/(loss) for the year, net of tax		14,384,243	(1,421,191)

Total comprehensive loss for the year		(47,049,922)	(44,137,816)

Loss for the year is attributable to
Owners of Immutep Limited		(61,434,165)	(42,716,625)

Total comprehensive loss for the year is attributable to
Owners of Immutep Limited		(47,049,922)	(44,137,816)

		Cents	Cents
Basic loss per share	32	(4.22)	(3.56)
Diluted loss per share	32	(4.22)	(3.56)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Page | 37

CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2025

	Note	Consolidated
		30 June 2025 $	30 June 2024 $
ASSETS
Current assets
Cash and cash equivalents	7	67,408,215	161,790,147
Current receivables	8	9,868,388	7,350,296
Short-term investments	9	62,284,779	20,086,308
Other current assets	10	9,526,264	2,123,691
Derivative financial asset	11	9,242	—

Total current assets		149,096,888	191,350,442

Non-current assets
Plant and equipment	13	63,458	63,145
Intangibles	14	7,200,429	8,240,937
Right of use assets	20	506,023	616,578
Other non-current assets	12	116,636	1,308,179

Total non-current assets		7,886,546	10,228,839

TOTAL ASSETS		156,983,434	201,579,281

Current liabilities
Trade and other payables	16	10,634,558	9,562,165
Employee benefits	18	814,018	690,568
Convertible note liability	17	1,104,878	—
Lease liability	20	205,390	233,619

Total current liabilities		12,758,844	10,486,352

Non-current liabilities
Convertible note liability	17	—	960,763
Employee benefits	19	265,891	203,178
Lease liability	20	314,914	399,409
Provisions		8,422	7,837
Deferred tax liability	15	—	—

Total non-current liabilities		589,227	1,571,187

TOTAL LIABILITIES		13,348,071	12,057,539

NET ASSETS		143,635,363	189,521,742

EQUITY
Contributed equity	21	544,731,830	542,105,187
Reserves	22	42,984,855	30,063,712
Accumulated losses	22	(444,081,322)	(382,647,157)
Equity attributable to the owners of Immutep Limited		143,635,363	189,521,742

TOTAL EQUITY		143,635,363	189,521,742

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Page | 38

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2025

	Contributed equity $	Reserves $	Accumulated losses $	Total equity $
Balance at 30 June 2023	446,272,203	30,127,718	(339,930,532)	136,469,389

Other comprehensive income for the year, net of tax	—	(1,421,191)	—	(1,421,191)
Loss after income tax expense for the year	—	—	(42,716,625)	(42,716,625)

Total comprehensive income/(loss) for the year	—	(1,421,191)	(42,716,625)	(44,137,816)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	95,393,883	—	—	95,393,883
Employee share-based payment	—	1,796,286	—	1,796,286
Exercise of vested performance rights	439,101	(439,101)	—	—

Balance at 30 June 2024	542,105,187	30,063,712	(382,647,157)	189,521,742

Other comprehensive income for the year, net of tax	—	14,384,243	—	14,384,243
Loss after income tax expense for the year	—	—	(61,434,165)	(61,434,165)

Total comprehensive income/(loss) for the year	—	14,384,243	(61,434,165)	(47,049,922)

Transactions with owners in their capacity as owners:
Employee share-based payment	—	1,163,543	—	1,163,543
Exercise of vested performance rights	2,626,643	(2,626,643)	—	—

Balance at 30 June 2025	544,731,830	42,984,855	(444,081,322)	143,635,363

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Page | 39

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2025

	Note	Consolidated
		30 June 2025 $	30 June 2024 $
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of goods and services tax)		(69,931,891)	(42,448,779)
Cash receipts from grant income and government incentives		4,155,360	3,762,716
Other income		46,039	199,249
Interest received		3,716,331	3,695,594
Payment for interest expenses		(35,545)	(30,009)

Net cash outflows from operating activities	31	(62,049,706)	(34,821,229)

Cash flows related to investing activities
Proceeds from disposal of investments		50,523,621	—
Payments for plant and equipment	13	(45,769)	(29,215)
Payment for Intangible	14	(225,414)	(903,154)
Acquisition of investments		(88,785,648)	(20,086,308)

Net cash outflows from investing activities		(38,533,210)	(21,018,677)

Cash flows related to financing activities*
Proceeds from issue of shares	21	—	100,235,538
Share issue transaction costs payment		(254,455)	(4,883,467)
Principal elements of lease payments	20	(270,666)	(226,494)
Advance payment from shareholders for Entitlement Offer		—	54,493

Net cash inflows/(outflows) from financing activities		(525,121)	95,180,070

Net increase/(decrease) in cash and cash equivalents		(101,108,037)	39,340,164
Effect of exchange rate on cash and cash equivalent		6,726,105	(967,733)
Cash and cash equivalents at the beginning of the year		161,790,147	123,417,716

Cash and cash equivalents at the end of the year	7	67,408,215	161,790,147

*	Non-cash financing activities relate mainly to the following:

•	Fair value movement of convertible notes disclosed in Note 17 to the financial statements.

•	Exercise of vested performance rights for no cash consideration disclosed in Note 22 to the financial statements.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Page | 40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	MATERIAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries.

(a)	Basis of preparation

These general-purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001. Immutep Limited is a for-profit entity for the purpose of preparing financial statements.

(i)	Compliance with IFRS

The consolidated financial statements of the Immutep Limited Group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii)	New standards and interpretations not yet adopted

Certain new accounting standards and amendments to accounting standards have been published that are not mandatory for 30 June 2025 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and amendments is set out below:

(a)	AASB 2023-5 Amendments to Australian Accounting Standards – Lack of Exchangeability [AASB 1, AASB 121 & AASB 1060] (effective for annual periods beginning on or after 1 January 2025)

In October 2023, the AASB amended AASB 121 to help entities to determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not. Immutep Limited does not expect these amendments to have a material impact on its operations or financial statements.

(b)

AASB 2024-2 Amendments to Australian Accounting Standards – Classification and Measurement of Financial Instruments [AASB 7 & AASB 9] (effective for annual periods beginning on or after 1 January 2027)

On 29 July 2024, the AASB issued targeted amendments to AASB 9 and AASB 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

•	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•

add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

Immutep Limited does not expect these amendments to have a material impact on its operations or financial statements.

(c)	AASB 18 Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after 1 January 2027)

AASB 18 will replace AASB 101 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though AASB18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements.

Page | 41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(ii)	New standards and interpretations not yet adopted (continued)

Management is currently assessing the detailed implications of applying the new standard on the group’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified:

•

Although the adoption of AASB 18 will have no impact on the group’s results, the group expects that grouping items of income and expenses in the statement of comprehensive income into the new categories will impact how operating profit is calculated and reported. From the high-level impact assessment that the group has performed, the following items might potentially impact operating profit:

•

AASB 18 has specific requirements on the category in which derivative gains or losses are recognised – which is the same category as the income and expenses affected by the risk that the derivative is used to manage. Although the group currently recognises some gains or losses in operating profit and others in finance costs, there might be a change to where these gains or losses are recognised, and the group is currently evaluating the need for change.

•

The line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be separately presented in the Balance Sheet, the group will disaggregate goodwill and other intangible assets and present them separately in the Balance Sheet.

•

The group does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirement to disclose material information remains unchanged; however, the way in which the information is grouped might change as a result of the aggregation/disaggregation principles. In addition, there will be significant new disclosures required for:

•	management-defined performance measures;

•

a break-down of the nature of expenses for line items presented by function in the operating category of the statement of comprehensive income – this break-down is only required for certain nature expenses; and

•

for the first annual period of application of AASB 18, a reconciliation for each line item in the statement of comprehensive income between the restated amounts presented by applying AASB 18 and the amounts previously presented applying AASB 101.

•

From a cash flow statement perspective, there will be changes to how interest received, and interest paid are presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows, which is a change from current presentation as part of operating cash flows.

The group will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information for the financial year ending 30 June 2027 will be restated in accordance with AASB 18.

(iii)	New and amended standards adopted by the Group

The group has applied the following standards and amendments for the first time for its annual reporting period commencing 1 July 2024:

•	AASB 2020-1 Amendments to Australian Accounting Standards – Classification of Liabilities a Current or Non-current [AASB 101]

The amendments listed above did not have any material impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

Page | 42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(iv)	Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, financial assets and liabilities (including derivative financial instruments), which are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

(v)	Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

(b)	Principles of consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Intercompany transactions, balances, and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(c)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Immutep Limited’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation. Foreign exchange gains and losses that relate to borrowings are presented in the statement of comprehensive income, within finance costs. All other foreign exchange gains and losses are presented separately in the statement of comprehensive income on a net basis.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss.

Page | 43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(d)	Foreign currency translation (continued)

(iii)	Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. In the financial statements that include the foreign operation and the reporting entity (e.g. consolidated financial statements when the foreign operation is a subsidiary), such exchange differences shall be recognised initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

(e)	Revenue recognition

Revenue is recognised when (or as) the Group satisfies a performance obligation by transferring a promised good or service to a customer. Revenue is presented net of GST, rebates, and discounts. Performance obligations are completed at a point in time and over time. Revenue is recognised for the major business activities of the Group as follows:

(i)	License revenue

At present, the Group is in the research and development phase of operations and license revenue earned is through milestone payments by third party research collaborators based on the progress of their on-going clinical trials and research.

The Group recognizes revenues from license fees for intellectual property (IP) both at a point in time and over a period of time. The Group must make an assessment as to whether such a license represents a right-to-use the IP (at a point in time) or a right to access the IP (over time). Revenue for a right-to-use license is recognized by the Group when the licensee can use and benefit from the IP after the license term begins, e.g., the Group has no further obligations in the context of the out-licensing of a drug candidate or technology. A license is considered a right to access the intellectual property when the Group undertakes activities during the license term that significantly affect the IP, the customer is directly exposed to any positive or negative effects of these activities, and these activities do not result in the transfer of a good or service to the customer. Revenues from the right to access the IP are recognized on a straight-line basis over the license term.

Milestone payments for research and development are contingent upon the occurrence of a future event and represent variable consideration. The Group’s management estimates at the contract’s inception that the most likely amount for milestone payments is zero. The most likely amount method of estimation is considered the most predictive for the outcome since the outcome is binary; e.g. achieving specific success in clinical development (or not). The Group includes milestone payments in the total transaction price only to the extent that it is highly probable that a significant reversal of accumulated revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to separate performance obligations based on relative standalone selling prices. If the transaction price includes consideration that varies based on a future event or circumstance (e.g., the completion of a clinical trial phase), the Group would allocate that variable consideration (and any subsequent changes to it) entirely to one performance obligation if both of the following criteria are met:

•

The payment terms of the variable consideration relate specifically to the Group’s efforts to satisfy that performance obligation or transfer the distinct good or service (or to a specific outcome from satisfying that separate performance obligation).

Page | 44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(e)	Revenue recognition (continued)

•

Allocating the variable amount entirely to the separate performance obligation or the distinct good or service reflects the amount of consideration to which the Group expects to be entitled in exchange for satisfying that particular performance obligation or transferring the distinct good or service when considering all of the performance obligations and payment terms in the contract.

Variable consideration is only recognised as revenue when the related performance obligation is satisfied, and the Group determines that it is probable that there will not be a significant reversal of cumulative revenue recognised in future periods.

Other income

(ii)	Grant income

Grants from the governments, including Australian Research and Development Rebates and France’s Crédit d’Impôt Recherche are recognised at their fair value when there is a reasonable assurance that the grant will be received, and that the Company will comply with all attached conditions. Government grants relating to operating costs are recognised in the Statements of Comprehensive Income as grant income.

(iii)	Research material sales

Income from the sale of materials supplied to other researchers in order to conduct further studies on LAG-3 technologies is recognised at a point in time when the materials are delivered, the legal title has passed, and the other party has accepted the materials.

(iv)	Research collaboration income

Income from services provided in relation to undertaking research collaborations with third parties are recognised over time in the accounting period in which the services are rendered. Revenue is measured based on the consideration specified in the agreement or contract with a third party.

(f)	Income tax

The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill.

Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised, or the deferred income tax liability is settled.

Page | 45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(f)	Income tax (continued)

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Immutep Limited and its wholly owned Australian controlled entities have implemented the tax consolidation legislation. As a consequence, these entities are taxed as a single entity, and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements. Foreign subsidiaries are taxed individually by the respective local jurisdictions. For the purposes of preparation of the financial statements, the tax position of each entity is calculated individually and consolidated as consolidated tax entity.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

(g)	Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds it recoverable amount.

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(h)	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

Term deposits with a maturity more than 3 months from the date of acquisition are presented as investments.

(i)	Current receivables

Current receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. Collectability of current receivables is reviewed on an ongoing basis. Receivables which are known to be uncollectible are written off by reducing the carrying amount.

Page | 46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(j)	Financial Instruments

Recognition and derecognition

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the relevant financial instrument and are measured initially at fair value adjusted for transaction costs, except for those carried at fair value through profit or loss, which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled, or expires.

Classification and initial measurement of financial assetse

All financial assets are initially measured at fair value adjusted for transaction costs (where applicable), except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with AASB 15.

Subsequent measurement of financial assets

For the purpose of subsequent measurement, financial assets are classified into the following categories upon initial recognition:

•	financial assets at amortised cost

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income

Classifications are determined by both:

•	The entity’s business model for managing the financial asset

•	The contractual cash flow characteristics of the financial assets

All income and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses.

Financial assets at amortised cost

Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVPL):

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows

•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding

•

after initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

Financial assets at fair value through profit or loss (FVPL) and financial assets at fair value through other comprehensive income (FVOCI)

•	the Group holds derivative financial assets which have been classified as financial assets at fair value through profit or loss.

Impairment of financial assets

AASB 9 requires more forward-looking information to recognise expected credit losses—the ‘expected credit losses (ECL) model’. Accordingly, the impairment of financial assets including trade receivables is assessed using an expected credit loss model.

Page | 47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(j)	Financial instruments (continued)

Classification and measurement of financial liabilities

The Group’s financial liabilities comprise trade and other payables, and convertible notes. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortised cost using the effective interest method except for convertible notes.

All interest-related charges and, if applicable, changes in an instruments fair value that are reported in profit or loss are included.

(k)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

(l)	Compound instruments

Convertible notes, including the attached options and warrants, issued to Ridgeback Capital Investments are accounted for as share based payments when the fair value of the instruments are higher than the consideration received, representing intangible benefits received from the strategic investor. The difference between the fair value and consideration received at issuance of the convertible notes and attached options and warrants is recognised immediately in profit and loss as a share-based payment charge.

If options or warrants contain a settlement choice between cash or shares, this settlement choice constitutes a compound feature of the convertible notes, which triggers the separation of debt and equity components to be accounted for separately. The liability component is measured at fair value at initial recognition and subsequent changes in fair value are recognised in profit and loss. The difference between the fair value of the convertible notes and the liability component at inception is accounted as an equity element and not remeasured subsequently.

Finance costs

Finance costs are expensed in the period in which they are incurred.

(m)	Plant and equipment

Plant and equipment are stated at historical cost less depreciation less impairment (if any). Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation on tangible assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

•	Computers – 3 years

•	Plant and equipment – 3-5 years

•	Furniture and fittings – 3-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1). Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

Page | 48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(n)	Intangible assets

(i)	Intellectual property

Costs incurred in acquiring intellectual property are capitalised and amortised on a straight-line basis over a period not exceeding the life of the patents, which averages 14 years. Where a patent has not been formally granted, the company estimates the life of the granted patent from the date of the provisional application.

Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1).

(ii)	Research and development

Research expenditure on internal projects is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure that could be recognised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other expenditures that do not meet these criteria are recognised as an expense as incurred.

As the Company has not met the requirement under the relevant standard (AASB 138) to recognise costs in relation to development, these amounts have been expensed.

Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its useful life.

(iii)	Goodwill

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The excess of the consideration transferred and the amount of any non-controlling interests in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised, but it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(o)	Employee benefits

(i)	Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii)	Other long-term employee benefit obligations

The liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are measured at the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments are recognised in profit or loss. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

Page | 49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(o)	Employee benefits (continued)

(iii)	Retirement benefit obligations

The Group does not maintain a Group superannuation plan. The Group makes fixed percentage contributions for all Australian resident employees to complying third party superannuation funds. The Group has no statutory obligation and does not make contributions on behalf of its resident employees in the USA and Germany. The Group’s legal or constructive obligation is limited to these contributions. Contributions to complying third party superannuation funds are recognised as an expense as they become payable.

(iv)	Share-based payments

Share-based compensation benefits are provided to employees via the Executive Incentive Plan (EIP). Information relating to these schemes is set out in note 33.

The fair value of performance rights granted under the EIP are recognised as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted, which includes any market performance conditions and the impact of any non-vesting conditions but excludes the impact of any service and non-market performance vesting conditions.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognises the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

(v)	Termination benefits

Termination benefits are payable when employment is terminated before the normal employment contract expiry date. The Group recognises termination benefits when it is demonstrably committed to terminating the employment of current employees.

(vi)	Bonus plan

The Group recognises a liability and an expense for bonuses. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(p)	Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(q)	Earnings per share

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing:

•	the profit or loss attributable to owners of the Company

•

by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements if applicable in ordinary shares issued during the year. Bonus elements when applicable will be included in the calculation of the weighted average number of ordinary shares and will be retrospectively applied to the prior financial year.

(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

Page | 50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(r)	Goods and Services Tax (GST) and other similar taxes

Revenues, expenses, and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

(s)	Leases

The Group leases various offices and printer equipment. Rental contracts are typically made for fixed periods of 1 to 3 years and typically have extension options of 3 months to 1 year minimum at the discretion of either the Lessor or the Lessee. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Operating leases with a term of less than 12 months are considered as short-term leases and leases below threshold of A$12,000 are considered as low value leases. Payments associated with short-term leases, and all leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. During the financial year ended 30 June 2025, the expense recognised for short term leases was A$3,216 and the expense recognised for low value leases was A$5,580.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less lease incentives receivable;

•	variable lease payments that are based on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable by the Group under residual value guarantees;

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option; and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using an incremental borrowing rate (as the interest rate implicit in the lease cannot be readily determined) as calculated by management at the commencement date and taking into consideration feedback from surveyed financial institutions on incremental borrowing rates available for the Group as a lessee and nature of each lease portfolio. Incremental borrowing rates are re-assessed on a half yearly basis and is deemed equivalent for the Group’s specific circumstances to a rate that an individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period.

Page | 51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(s)	Leases (continued)

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received;

•	any initial direct costs; and

•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximise operational flexibility in terms of managing the assets used in the Group’s operations.

The Group does not provide residual value guarantees in relation to leases.

(t)	Parent entity financial information

The financial information for the parent entity, Immutep Limited, disclosed in note 34 has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i)	Investments in subsidiaries

As disclosed in note 34, non-current assets represent solely the investments of Immutep Limited, investments in its wholly owned subsidiaries. Investments in subsidiaries held by Immutep Limited are accounted for at cost in the separate financial statements of the parent entity.

(ii)	Tax consolidation legislation

Immutep Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Immutep Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a standalone taxpayer in its own right.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate for any current tax payable assumed by the head entity and are compensated by the head entity for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the head entity under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the Group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

Page | 52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk), credit risk and liquidity risk. The Group’s overall financial risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

The Group hedges its foreign exchange risk exposure forecast to arise from future commercial transactions and recognised assets and liabilities using natural hedging by holding currency that matches forecast expenditure in each of the major foreign currencies used (AUD, EUR, USD). The Group may use derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures when the Group expects a major transaction in the currency other than the major foreign currencies used by the Group. The Group uses different methods to measure different types of financial risk to which it is exposed. These methods include sensitivity analysis and cash flow forecasting in the case of foreign exchange and aging analysis for credit risk.

Risk management is carried out by senior management under policies approved by the board of directors. Senior management identifies, evaluates, and hedges financial risks in close co-operation with other members of the Group’s operating units. The board approves the principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)	Market risk

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euro.

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting. Management has set up a policy, approved by the Board, to manage the Group’s exchange risk within the Group companies. The Group may hedge its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts or natural hedging.

The Group considers using forward exchange contracts to cover anticipated cash flows in USD and Euro periodically. The Group holds forward contract with major financial institutions. These instruments are classified as financial instruments at fair value through profit or loss in accordance with AASB 9. The forward contracts are measured at fair value through profit or loss (FVTPL). Changes in fair value are recognised immediately in the consolidated statement of profit or loss.

For the year ended 30 June 2025, the Group recognised a net gain of $9,242 (2024: $nil) arising from the change in fair value of forward exchange contracts not designated as hedging instruments. The fair value of the forward contract is determined using observable market inputs (Level 2 of the fair value hierarchy, as explained in Note 2(d)(i)), including forward exchange rates and interest rate curves.

This policy is reviewed regularly by directors from time to time. There were no outstanding foreign exchange contracts as at 30 June 2024.

The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	30-June-25		30-Jun-24
	USD	EUR	USD	EUR
Cash in bank	10,472,161	1,872,038	16,024,380	64,516,106
Short term investment	12,500,366	—	—	—
Forward contract	—	18,528,000	—	—
Trade and other receivables	—	—	27,456	5,439,790
Trade and other payables	(1,777,611)	(25,164)	(370,607)	(3,006,610)

Page | 53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Market Risk (continued)

Sensitivity

Based on the financial assets and liabilities held at 30 June 2025, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the Group’s post-tax loss for the year would have been $2,119,492 lower /$2,119,492 higher (2024 - $1,568,123 lower /$1,568,123 higher).

Based on the financial instruments held at 30 June 2025, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the Group’s post-tax loss for the year would have been $2,037,487 lower/ $2,037,487 higher (2024 – $6,694,929 lower/ $6,694,929 higher), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments. Any changes in post-tax loss will have an equivalent change to equity. Currently the Group’s exposure to other foreign exchange movements is not material.

(b)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, short term investments and receivables. Cash and cash equivalents and short-term investments consist primarily of deposits with banks with only independently rated parties that have a minimum rating of ‘A’ according to reputable rating agencies. Receivables consist primarily of amounts recoverable from governments of Australia and France, where risk of non-recoverability is minimal.

Further, the credit quality of cash and cash equivalents, short term investments and receivables are neither past due nor impaired and can be assessed by reference to external credit ratings.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the deposits at call and short-term deposits which mature within three months from acquisition comprise of $67,408,215 in aggregate (2024: $161,790,147) and are expected to readily generate cash inflows for managing liquidity risk.

Management monitors rolling forecasts of the Group’s liquidity reserve cash and cash equivalents (Note 7) on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.

As outlined in Note 3 the Company’s monitoring of its cash requirements extends to the consideration of potential capital raising strategies. The Company also engages actively with its institutional and retail investor base.

Maturities of financial liabilities

The tables below analyse the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities for:

(a) all non-derivative financial liabilities

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities	Less than 12 months	Between 1 and 5 years	> 5 years	Total contractual cash flows	Carrying Amount
At 30 June 2025	$	$	$	$	$
Non-Derivatives
Trade and other payables	10,634,558	—	—	10,634,558	10,634,558
Convertible note liability (refer note 17)	1,117,255	—	—	1,117,255	1,104,878
Lease liability	230,499	337,847	—	568,346	520,304

	11,982,312	337,847	—	12,320,159	12,259,740

Page | 54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(c)	Liquidity risk (continued)

	Less than 12 months	Between 1 and 5 years	> 5 years	Total contractual cash flows	Carrying Amount
At 30 June 2024	$	$	$	$	$
Non-Derivatives
Trade and other payables	9,562,165	—	—	9,562,165	9,562,165
Convertible note liability (refer note 17)	—	1,117,255	—	1,117,255	960,763
Lease liability	264,842	175,428	265,907	706,177	640,865

	9,827,007	1,292,683	265,907	11,385,597	11,163,793

(d)	Fair value measurements

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 30 June 2025 and 30 June 2024 on a recurring basis:

At 30 June 2025	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial Assets
Short-term investments	62,284,779	—	—	62,284,779
Derivative financial asset	—	9,242	—	9,242

Total financial assets	62,284,779	9,242	—	62,294,021

Financial liabilities
Convertible note liability	—	—	1,104,878	1,104,878

Total financial liabilities	—	—	1,104,878	1,104,878

At 30 June 2024	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial assets
Short-term investments	20,086,308	—	—	20,086,308

Total financial assets	20,086,308	—	—	20,086,308

Financial liabilities
Convertible note liability	—	—	960,763	960,763

Total financial liabilities	—	—	960,763	960,763

Level 1: The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Page | 55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(d)	Fair value measurements (continued)

(i)	Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of other financial instruments is determined using discounted cash flow analysis.

(ii)	Fair value measurements using value techniques

•	Level 1 financial instruments consist of short-term deposits and level 2 consist of derivative financial asset.

•	Level 3 financial instruments consist of convertible notes. Refer to Note 17 for details of fair value measurement.

(iii)	Valuation inputs and relationships to fair value

The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at 30 June 2025 $	Inputs	Range of inputs
Convertible note	1,104,878	Face value	$859,427
		Interest rate of note	3%
		Risk adjusted interest rate (unobservable input)	15%

(iv)	Valuation process

The convertible note has continued to be valued using a discounted cashflow model.

3.	CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Grant income

Grant income is based on judgements of management when determining the amount of grant income to recognise based on an assessment of qualifying expenditure and relevant rules and regulations in each tax jurisdiction.

(b)	Development expenditure

The consolidated entity has expensed all internal development expenditure incurred during the year as the costs relate to the initial expenditure for development of biopharmaceutical products and the generation of future economic benefits is not considered probable given the current stage of development. It was considered appropriate to expense the development costs as they did not meet the criteria to be capitalised under AASB 138 Intangible Assets.

Page | 56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONTINUED)

(c) Liquidity

Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 30 June 2025, the Group holds cash and cash equivalents of $67,408,215 (2024: $161,790,147). As at 30 June 2025, the Group also holds bank term deposits totaling $62,284,779 (2024: $20,086,308), which have been recognised as short-term investments (as opposed to “cash and cash equivalents”) due to having maturities of more than 3 months and less than 12 months.

In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Group over the next 12 months. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of future funding initiatives such as potential business development opportunities, for example an out-licensing transaction, capital raising initiatives, and the control of variable spending on research and development activities of the Group.

(d) Assessment on the carrying value of intellectual property

Costs incurred in acquiring intellectual property are capitalised and amortised on a straight-line basis over a period not exceeding the life of the patents. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application. Costs include only those costs directly attributable to the acquisition of the intellectual property.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Intellectual property represents the largest asset of the Group as at 30 June 2025 and the most significant asset given the current research and development phase of operations. Accordingly, as commercial production has not yet commenced there is some judgment required in assessing the continued viability on the use of intellectual property. Refer to note 1.

(e) Investment in subsidiaries

Investments in subsidiaries held by Immutep Limited are accounted for at cost in the separate financial statements of the parent entity.

Given the current phase of operations, management has recognised these assets to the extent of the value of tangible assets and liabilities consisting of the following adjusting for any impairment loss:

•	Cash held with bank

•	Intellectual property

•	Accounts receivables and payables with external parties

(f) Fair value estimates of convertible note

Fair value estimation of convertible note is included in the notes 1(l) and note 17 of the financial statements.

Page | 57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	SEGMENT REPORTING

Identification of reportable operating segments

Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors, who is identified as the Chief Operating Decision Maker (CODM’). The Group operates in one operating segment, Immunotherapy.

Operating segment information

30 June 2025	Immunotherapy $	Unallocated $	Consolidated $
Revenue
License revenue	—	—	—
Other Income
Research material sales	59,709	—	59,709
Grant income	4,974,823	—	4,974,823
Miscellaneous income	—	390	390
Net change in fair value movement	—	9,242	9,242
Interest income	—	5,287,209	5,287,209

Total revenue and other income	5,034,532	5,296,841	10,331,373

Result
Segment result	(65,020,504)	3,586,339	(61,434,165)

Loss before income tax expense	(65,020,504)	3,586,339	(61,434,165)

Income tax expense	—	—	—
Loss after income tax expense			(61,434,165)

Total segment assets	156,983,434	—	156,983,434

Total segment liabilities	13,348,071	—	13,348,071

30 June 2024	Immunotherapy $	Unallocated $	Consolidated $
Revenue
License revenue	—	—	—
Other Income
Research material sales	119,089	—	119,089
Grant income	3,722,788	—	3,722,788
Net gain on foreign exchange	—	113,458	113,458
Interest income	—	3,882,757	3,882,757

Total revenue and other income	3,841,877	3,996,215	7,838,092

Result
Segment result	(46,556,929)	3,840,304	(42,716,625)

Profit/(loss) before income tax expense	(46,556,929)	3,840,304	(42,716,625)

Income tax expense	—	—	—
Loss after income tax expense			(42,716,625)

Total segment assets	201,579,281	—	201,579,281

Total segment liabilities	12,057,539	—	12,057,539

Page | 58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	EXPENSES

	Consolidated
	30 June 2025 $	30 June 2024 $
Breakdown of expenses by nature
Research and development*	49,778,916	31,472,063
Employee benefits expenses	10,772,257	8,824,161
Amortisation of Intellectual property	2,086,441	1,964,566
Employee share-based payment expenses	1,163,543	1,796,286
Intellectual property management	1,642,847	1,127,029
Auditor’s remuneration	753,891	688,364
Depreciation	303,083	297,292
Other administrative expenses	3,554,058	4,229,578

Total Research & Development, Intellectual property and Corporate & administrative expenses	70,055,036	50,399,339

*	Research and development expense consists of expenditure incurred with third party vendors related to contract research and contract manufacturing activities.

6.	INCOME TAX

Consolidated
	30 June 2025 $	30 June 2024 $
(a) Income Tax Expense
Current tax
Current tax on results for the year	—	—

Total current tax expense	—	—

Deferred income tax
Increase/(Decrease) in deferred tax assets	3,797,425	(1,730,865)
(Increase)/Decrease in deferred tax liabilities	(3,797,425)	1,730,865

Total deferred tax benefit	—	—

Income tax expense	—	—

	Consolidated
	30 June 2025 $	30 June 2024 $
(b) Numerical reconciliation of income tax expense to prima facie tax expense
Loss before income tax expense	(61,434,165)	(42,716,625)
Tax at the Australian tax rate of 25% (2024: 25%)	(15,358,541)	(10,679,156)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible share-based payments	290,886	449,072
Other non-deductible expenses	518,807	31,997
Non-assessable income	(1,252,948)	(930,697)
Capital raising fee (deductible over 5 years)	(675,897)	(834,683)
Difference in overseas tax rates*	9,520,599	6,542,761

	(6,957,094)	(5,420,706)
Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognized	6,957,094	5,420,706

Income tax expense	—	—

*	Difference in overseas tax rate is largely as a result of the corporate income tax rate of 10% applicable to the Immutep subsidiary in France for the financial year 2025 and 2024.

Page | 59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	INCOME TAX (CONTINUED)

(c) Tax Losses	Consolidated
	30 June 2025 $	30 June 2024 $
Deferred tax assets for unused tax losses not recognised comprises:
Unused tax losses for which no deferred tax asset has been recognised	399,133,050	310,330,626

Potential tax benefit	61,624,110	58,586,607

The above potential tax benefit for tax losses has not been recognised in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at 30 June 2025 was $399,133,050 (2024: $310,330,626 ). Utilisation of these tax losses is dependent on the parent entity and its subsidiaries satisfying certain tests at the time the losses are recouped and in generating future taxable profits against which to utilise the losses.

7.	CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	Consolidated
	30 June 2025 $	30 June 2024 $
Cash on hand	286	286
Cash at bank	50,149,959	94,932,968
Cash on deposit	17,257,970	66,856,893

	67,408,215	161,790,147

The above cash and cash equivalent are held in AUD, USD, and Euro. Cash on deposits are presented as cash and cash equivalents if they have a maturity of three months or less from the date of acquisition. The interest rates on these deposits range from 0% to 4.2 % in 2025 (2024: 0% to 4.8%).

8.	CURRENT RECEIVABLES

	Consolidated
	30 June 2025 $	30 June 2024 $
GST and VAT receivables	1,691,579	1,251,385
Receivable for grant income and other refundable tax	8,169,349	6,093,669
Accounts receivables	7,460	5,242

	9,868,388	7,350,296

Due to the short-term nature of these receivables, the carrying value is assumed to be their fair value at 30 June 2025. No receivables were impaired or past due.

9.	SHORT-TERM INVESTMENTS

	Consolidated
	30 June 2025 $	30 June 2024 $
Term Deposits	62,284,779	20,086,308

	62,284,779	20,086,308

The above short-term investments are held in AUD, USD and EUR. Term deposits are presented as short-term investments if they have a maturity of more than 3 months and not more than 12 months from the date of acquisition. The interest rates on these deposits range from 2.45% to 5% in financial year 2025 (2024: 5% to 5.41%).

Page | 60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	OTHER CURRENT ASSETS

	Consolidated
	30 June 2025 $	30 June 2024 $
Prepayments	8,521,495	1,904,467
Security deposit	12,639	10,988
Accrued income	992,130	208,236

	9,526,264	2,123,691

Prepayments are largely in relation to prepaid insurance and prepaid expenses to organisations involved in the clinical trials.

11.	DERIVATIVE FINANCIAL ASSET

Currency Pair	Notional Amount	Contract Rate	Maturity	Fair Value Gain/(Loss)
				$
EUR/AUD	EUR 10,218,192	0.5515	28 Apr 2026	9,242

The Group holds structured foreign currency deposits via foreign currency forward contracts to manage exposure to exchange rate fluctuations. These deposits offer enhanced returns linked to the performance of specified currency pairs and may include embedded derivative features. These derivatives are not designed in hedge relationships and are therefore classified as non-hedging and are measured at fair value.

12.	OTHER NON-CURRENT ASSETS

	Consolidated
	30 June 2025 $	30 June 2024 $
Prepayments	89,720	1,284,129
Security deposist	26,916	24,050

	116,636	1,308,179

Prepayments are largely in relation to prepaid expenses to organisations involved in clinical trials.

Page | 61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	NON-CURRENT ASSETS – PLANT AND EQUIPMENT

	Plant and Equipment $	Computers $	Furniture and fittings $	Total $
At 30 June 2023
Cost or fair value	506,059	182,397	39,394	727,850
Accumulated depreciation	(454,288)	(158,004)	(32,414)	(644,706)

Net book amount	51,771	24,393	6,980	83,144

Year ended 30 June 2024
Opening net book amount	51,771	24,393	6,980	83,144
Exchange differences	(540)	(34)	(40)	(614)
Additions	—	24,966	4,249	29,215
Disposals	—	(41)	—	(41)
Depreciation charge	(23,950)	(19,820)	(4,789)	(48,559)

Closing net book amount	27,281	29,464	6,400	63,145

At 30 June 2024
Cost or fair value	504,844	206,836	43,477	755,157
Accumulated depreciation	(477,563)	(177,372)	(37,077)	(692,012)

Net book amount	27,281	29,464	6,400	63,145

Year ended 30 June 2025
Opening net book amount	27,281	29,464	6,400	63,145
Exchange differences	1,756	1,595	359	3,710
Additions	25,104	20,665	—	45,769
Disposals	(1,193)	—	—	(1,193)
Depreciation charge	(22,764)	(19,591)	(5,618)	(47,973)

Closing net book amount	30,184	32,133	1,141	63,458

At 30 June 2025
Cost or fair value	532,006	230,125	44,240	806,371
Accumulated depreciation	(501,822)	(197,992)	(43,099)	(742,913)

Net book amount	30,184	32,133	1,141	63,458

Page | 62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	NON-CURRENT ASSETS – INTANGIBLES

	Intellectual Property $	Goodwill $	Total $
Year ended 30 June 2024
Opening net book amount	9,380,260	109,962	9,490,222
Exchange differences	(187,873)	—	(187,873)
Additions	903,154	—	903,154
Amortization Charge	(1,964,566)	—	(1,964,566)

Closing net book amount	8,130,975	109,962	8,240,937

At 30 June 2024
Cost or fair value	26,094,543	109,962	26,204,505
Accumulated amortisation	(17,963,568)	—	(17,963,568)

Net book amount	8,130,975	109,962	8,240,937

Year ended 30 June 2025
Opening net book amount	8,130,975	109,962	8,240,937
Exchange differences	820,519	—	820,519
Additions	225,414	—	225,414
Amortisation charge	(2,086,441)	—	(2,086,441)

Closing net book amount	7,090,467	109,962	7,200,429

At 30 June 2025
Cost or fair value	29,416,552	109,962	29,526,514
Accumulated amortisation	(22,326,085)	—	(22,326,085)

Net book amount	7,090,467	109,962	7,200,429

Amortisation methods and useful lives

The Group amortises intangible assets with a limited useful life using the straight-line method over the following periods:

The Group amortises most of its intellectual property assets using the straight-line method over a 13–14 year period. The Group’s intellectual property assets include patents related to its LAG-3 product candidates.

Page | 63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	DEFERRED TAX BALANCES

(i) Deferred tax assets

The balance comprises temporary differences attributable to:

	Consolidated
	30 June 2025 $	30 June 2024 $
Employee benefits	132,933	110,314
Accruals	265,728	226,174
Unrealised exchange (gain)/loss	—	1,085,910
Unused tax loss	5,038,789	217,627
Set-off of deferred tax liabilities pursuant to set-off provisions	(5,437,450)	(1,640,025)

Net Deferred tax assets	—	—

(ii) Deferred tax liabilities

The amount of deferred tax liability represents the temporary difference that arose on the recognition of Intangibles recorded in the subsidiary Company in France. This has been set-off against deferred taxes in the subsidiary Company, accordingly reducing the unrecognised tax losses for both the France subsidiary and the consolidated Group. The balance comprises temporary differences attributable to:

	Consolidated
	30 June 2025 $	30 June 2024 $
Intangible assets	681,933	1,637,234
Unrealised exchange gain	4,688,663	—
Accrued income	66,854	2,791
Total deferred tax liabilities	5,437,450	1,640,025
Set-off of deferred tax liabilities pursuant to set-off provisions	(5,437,450)	(1,640,025)

Net deferred tax liabilities	—	—

(iii) Movements in deferred tax balances

Movements	Deferred Tax Asset $	Deferred Tax Liability $	Total $
At 30 June 2024	1,640,025	(1,640,025)	—

(Charged)/credited to profit or loss	3,797,425	(3,797,425)	—

At 30 June 2025	5,437,450	(5,437,450)	—

16.	CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated
	30 June 2025 $	30 June 2024 $
Trade payables	5,533,659	3,790,216
Accruals	4,653,950	5,343,241
Other payables	446,949	428,708

	10,634,558	9,562,165

Page | 64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	CURRENT LIABILITIES – CONVERTIBLE NOTE

	Consolidated
Convertible Note	30 June 2025 $	30 June 2024 $
Current liabilities	1,104,878	—
Non-current liabilities	—	960,763

	1,104,878	960,763

	Consolidated
	30 June 2025 $	30 June 2024 $
Convertible note at fair value at beginning of reporting period	960,763	835,446
Net change in fair value	144,115	125,317

Convertible note at fair value at end of reporting period	1,104,878	960,763

On 11 May 2015, the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totaling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on 31 July 2015.

The 13,750,828 Convertible Notes issued in 2015 had a face value of $1.00 per note and as at 30 June 2025 were convertible at a price of approximately $0.15 per share (adjusted for post share consolidation and anti-dilution clause), matured on 4 August 2025 and accrued interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into ordinary shares of the Company (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default occurred, Ridgeback could elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes ranked at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contained customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

Details of the warrants granted together with the convertible note at initial recognition date are as follows:

•	8,475,995 warrants were granted which were exercisable at a price of A$0.025 per share on or before 4 August 2025

•	371,445,231 warrants were granted which were exercisable at a price of A$0.0237 per share on or before 4 August 2020

All warrants may be settled on a gross or net basis, and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital re-organisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

During FY2021, 75% of the Convertible Notes were converted to ordinary shares. These occurred in three tranches of 25% each between March 2021 and June 2021. During FY2022, a further 12.5% of the original Convertible Notes were converted to ordinary shares in March 2022. During FY2023, a further 6.25% of the original Convertible Notes were converted to ordinary shares in October 2022. At the reporting date, 6.25% of the original Convertible Note balance remained outstanding. The outstanding notional amount of Convertible Notes (including the accrual of 3% p.a. interest) as at 30 June 2025 was $1,114,944, which could be converted into 7,432,958 ordinary shares at conversion price of $0.15 per share if Ridgeback elected to convert the Convertible Notes into ordinary shares.

On 18 July 2025, the remaining 6.25% of the Convertible Notes were all converted to 7,441,304 ordinary shares at conversion price of $0.15 per share in accordance with the terms of the subscription agreement.

Page | 65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	NON-CURRENT LIABILITIES - CONVERTIBLE NOTE (CONTINUED)

As a result of the 10 to 1 share consolidation in November 2019, the above cited warrants were restated in accordance with the subscription agreement. The exercise prices were adjusted for subsequent capital raising during the previous financial periods under the anti-dilution clause of share purchase agreements.

The warrant expiry dates remained unchanged. The restated terms were as follows:

•	847,600 warrants with an exercise price of A$0.24 per share

•	37,144,524 warrants with an exercise price of A$0.235 per share (lapsed unexercised on 4 August 2020).

847,600 warrants with an exercise price of A$0.24 per share were net settled on 18 July 2025; 33,904 ordinary shares were issued .

Fair value of convertible notes

The following assumptions were used to determine the initial fair value of the debt component of the convertible note which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company’s historical volatility data
Share price	$0.051	Closing market share price on 31 July 2015
Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield	0.0%	Based on the Company’s nil dividend history

The fair value of the convertible note was allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of $4.4m, based on the present value of the contractual cash flows of the note discounted at 15%.

The remaining value of the convertible note was allocated to the conversion feature and recognised as equity.

After initial recognition, there were six subsequent conversions of convertible notes in total as follows and of which one conversion happened subsequent to the year ended 30 June 2025:

Conversion of 3,437,707 convertible notes on 18 March 2021 (25%)

Conversion of 3,437,707 convertible notes on 14 May 2021 (25%)

Conversion of 3,437,707 convertible notes on 7 June 2021 (25%)

Conversion of 1,718,853 convertible notes on 14 March 2022 (12.5%)

Conversion of 859,427 convertible notes on 14 October 2022 (6.25%)

Conversion of 859,427 convertible notes on 18 July 2025 (6.25%)

859,427 convertible notes (i.e., 6.25% of the initial convertible notes) remained outstanding as at 30 June 2025, each with a face value of A$1.00. The liability component of the convertible note was measured at fair value as required by AASB 2 – Share-based Payments.

Page | 66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. NON-CURRENT LIABILITIES - CONVERTIBLE NOTE (CONTINUED)

	Note Liability $	Conversion feature – Equity $
Fair value at issuance	4,419,531	41,431,774
Fair value movements	6,274,757	—
Conversion to ordinary shares	(9,589,410)	(38,842,288)

Balance at 30 June 2025	1,104,878	2,589,486

18.	CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	30 June 2025	30 June 2024
	$	$
Annual leave	814,018	690,568

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the Group does not have an unconditional right to defer settlement for any of these obligations.

19.	NON-CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	30 June 2025	30 June 2024
	$	$
Long service leave	230,441	179,603
Provision for retirement payment	35,450	23,575

	265,891	203,178

20.	LEASES

The consolidated balance sheet shows the following amount relating to leases:

Right-of-use Assets	Consolidated	Consolidated
	30 June 2025	30 June 2024
	$	$
Buildings	506,023	616,578

	506,023	616,578

Lease Liabilities	Consolidated	Consolidated
	30 June 2025	30 June 2024
	$	$
Current	205,390	233,619
Non-current	314,914	399,409

Balance at 30 June 2025	520,304	633,028

Page | 67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	LEASES (CONTINUED)

The recognised “Right of Use” (ROU) assets are comprised solely of property leases in Germany and France. Movements during the financial year ended 30 June 2025 and 30 June 2024 are as follows:

ROU asset	A$
Closing balance of ROU asset as at 1 July 2023	385,369
Lease addition and modification for the financial year ended 30 June 2024	491,901
Lease disposals for the financial year ended 30 June 2024	(8,145)
Depreciation for the financial year ended 30 June 2024	(248,764)
Foreign exchange differences	(3,783)

Closing balance of ROU asset as at 30 June 2024	616,578

Closing balance of ROU asset as at 1 July 2024	616,578
Lease addition and modification for the financial year ended 30 June 2025	138,563
Lease disposals for the financial year ended 30 June 2025	—
Depreciation for the financial year ended 30 June 2025	(255,110)
Foreign exchange differences	5,992

Closing balance of ROU asset as at 30 June 2025	506,023

For the year ended 30 June 2025 and 30 June 2024, movement of lease liabilities and aging presentation are as follows:

Lease Liabilities Reconciliation	Consolidated	Consolidated
	30 June 2025	30 June 2024
	$	$
Opening Balance	633,028	392,822
Lease additions and modifications	130,405	482,717
Interest charged for the year	36,283	30,272
Disposals	—	(8,145)
Principal paid for the year	(270,666)	(226,494)
Interest expense paid for the year	(36,759)	(30,328)
Foreign exchange adjustments	28,013	(7,816)

Closing Balance	520,304	633,028

Maturities of Lease Liabilities

The table below shows the Group’s lease liabilities in relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cashflows.

Lease Liabilities	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cashflows	Carrying amount
	$	$	$	$	$	$
2025	230,499	158,259	179,588	—	568,346	520,304
2024	264,842	175,428	265,907	—	706,177	633,028

Page | 68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	EQUITY – CONTRIBUTED

			Consolidated
			30 June 2025	30 June 2024
			$	$
Fully paid ordinary shares	20	(a)	535,069,876	532,443,233
Options over ordinary shares – listed			9,661,954	9,661,954

			544,731,830	542,105,187

(a)	Ordinary shares

	Note		30 June 2025		30 June 2024
			No.	$	No.	$
At the beginning of reporting period			1,452,612,290	532,443,233	1,187,306,209	436,610,249
Shares issued during the year	21	(b)	—	—	263,777,731	100,235,538
Transaction costs relating to share issues			—	—	—	(4,841,655)
Exercise of performance rights - (shares issued during the year)	21	(b)	7,777,285	2,626,643	1,528,350	439,101

At reporting date			1,460,389,575	535,069,876	1,452,612,290	532,443,233

(b)	Shares issued

2025 Details	Number	Issue Price	Total
		$	$
Performance rights exercised (transfer from share-based payment reserve)	7,777,285	0.34	2,626,643

	7,777,285		2,626,643

2024 Details	Number	Issue Price	Total
		$	$
Shares issued under Retail Entitlement Offer	28,063,871	0.38	10,664,271
Shares issued under Institutional placement	235,713,860	0.38	89,571,267
Performance rights exercised (transfer from share-based payment reserve)	1,528,350	0.29	439,101

	265,306,081		100,674,639

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held.

The fully paid ordinary shares have no par value, and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Page | 69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	EQUITY – CONTRIBUTED (CONTINUED)

Options

Information relating to the Company’s Executive Incentive Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in note 33.

Unlisted options

Expiration Date	Exercise Price	Number
4 August 2025	$0.24	847,600

		847,600

Share buy-back

There is no current on-market share buy-back.

Capital risk management

The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that the entity can continue to pursue its clinical program to grow the entity’s underlying value and maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the consolidated entity may return capital to shareholders, and or issue new shares.

The consolidated entity would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current parent entity’s share price at the time of the investment. The consolidated entity is not actively pursuing additional investments in the short term as it continues to grow its existing business.

Page | 70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	EQUITY – RESERVES AND RETAINED EARNINGS

	Consolidated
	30 June 2025	30 June 2024
	$	$
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	2,589,486	2,589,486
Foreign currency translation reserve	16,807,559	2,423,316
Share-based payments reserve	4,471,605	5,934,705

	42,984,855	30,063,712

Movements in options issued reserve were as follows:
Opening balance and closing balance	19,116,205	19,116,205
Movements in conversion feature of convertible note reserve
Opening balance	2,589,486	2,589,486
Transfer to accumulated losses on conversion of Convertible Notes	—	—
Transfer to contributed equity on conversion of Convertible Notes	—	—

Ending balance	2,589,486	2,589,486

Movements in foreign currency translation reserve were as follows:
Opening balance	2,423,316	3,844,507
Currency translation differences arising during the year	14,384,243	(1,421,191)

Ending balance	16,807,559	2,423,316

Movements in share-based payments reserve were as follows:
Opening balance	5,934,705	4,577,520
Options and performance rights expensed during the year	1,163,543	1,796,286
Exercise of vested performance rights transferred to contributed equity	(2,626,643)	(439,101)

Ending balance	4,471,605	5,934,705

	Consolidated
	30 June 2025	30 June 2024
	$	$
(b) Accumulated losses
Movements in accumulated losses were as follows:
Opening balance	(382,647,157)	(339,930,532)
Net loss for the year	(61,434,165)	(42,716,625)

Ending balance	(444,081,322)	(382,647,157)

Page | 71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	EQUITY – RESERVES AND RETAINED EARNINGS (CONTINUED)

(i) Conversion feature of convertible note reserve

This amount relates to the conversion feature of the convertible note issued to Ridgeback Capital Investments which has been measured at fair value at the time of issue as required by AASB 2.

(ii) Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entities are recognised in other comprehensive income as described in note 1 and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

(iii) Share-based payments reserve

The share-based payments reserve is used to recognise the grant date fair value of options and performance rights issued to employees and other parties but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 33.

23.	EQUITY - DIVIDENDS

There were no dividends paid or declared during the current or previous financial year.

24.	KEY MANAGEMENT PERSONNEL DISCLOSURES

(a)	Directors and key management personnel compensation

	Consolidated
	30 June 2025	30 June 2024
	$	$
Short-term employee benefits	3,401,189	2,656,821
Long-term employee benefits	17,028	3,861
Post-employment benefits	81,223	66,891
Share-based payments	905,305	1,259,571

	4,404,745	3,987,144

Further remuneration disclosures are set out in the audited Remuneration Report within the Directors’ Report on pages 18 to 33.

(b) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

There were no options provided as remuneration during the financial year ended 30 June 2025 and 30 June 2024.

Page | 72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(b)	Equity instrument disclosures relating to key management personnel (continued)

(ii) Shareholding

The numbers of shares in the Company held during the financial year by each director of the Company and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

(iii) Ordinary Share holdings

2025	Balance at start of the year		Received during the year on exercise of performance rights		Received during the year on the exercise of options	Other changes during the year#	Balance at end of the year
Ordinary shares
Dr Russell Howard	1,113,207		304,770		—	—	1,417,977
Mr Pete Meyers	3,274,395		388,889		—	—	3,663,284
Mr Marc Voigt	11,247,445		2,400,000		—	29,500	13,676,945
Dr Frédéric Triebel	8,653,764		1,800,000		—	—	10,453,764
Ms Anne Anderson	—		—		—	—	—
Ms Lis Boyce	—		256,621		—	—	256,621
Ms Deanne Miller	2,067,305		1,200,000		—	(800,000)	2,467,305
Mr Christian Mueller	2,840,715	*	466,667	*	—	—	3,307,382
Dr Florian Vogl	—		—		—	—	—

Total ordinary shares	29,196,831		6,816,947		—	(770,500)	35,243,278

ADRs
Mr Marc Voigt	45		—		—	—	45
Dr Frédéric Triebel	17,061		—		—	—	17,061

Total ADR	17,106		—		—	—	17,106

#	Other changes during the year include market acquisitions and/or disposals.
*	Shares held before being appointed as key management personnel.

(iii) Option holdings

There were no options held and no movements during the financial year ended 30 June 2025.

(iv) Performance rights holdings

The number of performance rights over ordinary shares in the parent entity held during the financial year by each director of the parent entity and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

2025	Balance at start of the year		Granted		Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Performance rights over ordinary shares
Dr Russell Howard	404,770		—		(304,770)	—	100,000	—	100,000
Mr Pete Meyers	1,166,667		—		(388,889)	—	777,778	—	777,778
Mr Marc Voigt	3,600,000		3,600,000		(2,400,000)	—	4,800,000	—	4,800,000
Dr Frédéric Triebel	2,700,000		2,700,000		(1,800,000)	—	3,600,000	—	3,600,000
Ms Anne Anderson	—		—		—	—	—	—	—
Ms Lis Boyce	589,955		—		(256,621)	—	333,334	—	333,334
Ms Deanne Miller	1,800,000		1,800,000		(1,200,000)	—	2,400,000	—	2,400,000
Mr Christian Mueller	933,333	*	1,400,000	*	(466,667)*	—	1,866,666	—	1,866,666
Dr Florian Vogl	1,343,856		—		—	(1,343,856)	—	—	—

	12,538,581		9,500,000		(6,816,947)	(1,343,856)	13,877,778	—	13,877,778

*	Performance rights held before being appointed as key management personnel.

Page | 73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	REMUNERATION OF AUDITORS

During the year, the following fees were paid or payable for services provided by the auditor of theparent entity, its related practices and non-related audit firms.

	Consolidated
	30 June 2025	30 June 2024
	$	$
PricewaterhouseCoopers Australia
Audit and review of the financial report	736,373	661,381
Other audit and assurance services in relation to regulatory filings overseas	—	—
Other auditors
Audit of the local statutory accounts overseas	17,518	26,983

Total remuneration of PricewaterhouseCoopers Australia	753,891	688,364

26.	CONTINGENT LIABILITIES

There were no material contingent liabilities in existence at 30 June 2025 and 30 June 2024.

27.	COMMITMENTS FOR EXPENDITURE

There were no material commitments for expenditure in existence at 30 June 2025 and 30 June 2024.

28.	RELATED PARTY TRANSACTIONS

Parent entity

Immutep Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 29.

Key management personnel

Disclosures relating to key management personnel are included in the notes 24 and 33.

Transactions with related parties

No transactions occurred with related parties for the financial year ended 30 June 2025 and 30 June 2024, other than the remuneration of Directors and other key management personnel.

Receivable from and payable to related parties

There were no trade receivables from or trade payables due to related parties at the reporting date.

Loans to/from related parties

There were no loans to or from related parties at the reporting date.

Page | 74

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.	SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities, and results of the following subsidiaries in accordance with the accounting policy described in note 1:

	Country of incorporation	Class of Shares	Equity holding
			30 June 2025	30 June 2024
			%	%
Immutep, U.S., Inc.	USA	Ordinary	100	100
Prima BioMed Middle East FZ LLC	UAE	Ordinary	100	100
Immutep GmbH	Germany	Ordinary	100	100
Immutep Australia Pty Ltd	Australia	Ordinary	100	100
Immutep IP Pty Ltd	Australia	Ordinary	100	100
Immutep S.A.S.	France	Ordinary	100	100

30.	EVENTS OCCURRING AFTER THE REPORTING DATE

On 18 July 2025, US-based Ridgeback Capital Investments L.P. exercised its last remaining convertible notes and warrants in the Company. The conversion of the remaining convertible notes resulted in the issuance of 7,441,304 ordinary shares. The exercise of 847,600 warrants was net settled and resulted in the issuance of 33,904 ordinary shares.

No other matter or circumstance has arisen since 30 June 2025, that has significantly affected the Group’s operations, results, or state of affairs, or may do so in future years.

31.	RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	30 June 2025	30 June 2024
	$	$
Loss after income tax expense for the year	(61,434,165)	(42,716,625)
Adjustments for:
Depreciation and amortisation	2,389,524	2,261,858
Loss on disposal of plant and equipment	1,186	41
Share-based payments	1,163,543	1,796,286
Net exchange difference	3,165,899	(283,057)
Net change in fair value of forward contract	(9,242)	—
Net change in fair value of convertible note liability	144,115	125,317
Change in operating assets and liabilities:
Decrease/(Increase) in current receivables	(2,518,092)	601,765
Decrease/Increase) in other operating assets	(6,211,030)	2,688,608
Increase in trade and other payables	1,072,393	537,565
Increase in employee benefits provision	186,163	167,013

Net cash used in operating activities	(62,049,706)	(34,821,229)

Page | 75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	EARNINGS PER SHARE

	Consolidated
	30 June 2025	30 June 2024
	$	$
Loss after income tax attributable to the owners of Immutep Limited	(61,434,165)	(42,716,625)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share (EPS)	1,455,818,442	1,201,061,930
Weighted average number of ordinary shares used in calculating diluted earnings per share (EPS)	1,455,818,442	1,201,061,930

	Cents	Cents
Basic earnings per share	(4.22)	(3.56)
Diluted earnings per share	(4.22)	(3.56)

Information concerning other notes and options issued:

The following table summarises the convertible notes, performance rights, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	30 June 2025	30 June 2024
	Number	Number
Unlisted options*	847,600	847,600
Convertible notes	7,432,958	7,261,072
Non-executive director performance rights	1,211,112	2,161,392
Performance rights	16,237,064	13,870,535

*	This is related to warrant associated with convertible notes, please refer to note 17 for more details.

33.	SHARE-BASED PAYMENTS

(a) Executive Incentive Plan (EIP)

Equity incentives are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2024 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests.

As a result of that review, an ‘umbrella’ EIP was adopted to which eligible executives are granted performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and reflect the importance of attracting and retaining key management talent. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in France, Germany, and Australia. The company grants Short Term Incentives (STIs) and Long-Term Incentives (LTIs) under the EIP. All the performance rights granted under the Executive Incentive Plan (EIP) are, once vested, exercisable into ordinary shares with nil exercise price. The weighted average remaining contractual life of performance rights outstanding at the end of the period was 3.69 years.

Page | 76

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33. SHARE-BASED PAYMENTS (CONTINUED)

(a) Executive Incentive Plan (EIP) (continued)

Set out below are summarises of all STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive directors:

Financial year ended 30 June 2025

Grant date	Fair value	Balance at start of the year	Granted during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested and exercisable at end of the year Number
		Number	Number	Number	Number	Number
26 November 2021	0.490	3,600,000	—	(2,400,000)	—	1,200,000	—
26 November 2021	0.490	4,500,000	—	(3,000,000)	—	1,500,000	—
26 November 2021	0.490	1,933,333	—	(966,667)	—	966,666	—
16 December 2022	0.330	1,112,334	—	—	—	1,112,334	834,250
31 January 2024	0.350	1,343,856	—	—	(1,343,856)	—	—
31 January 2024	0.350	1,381,012	—	(460,338)	(662,610)	258,064	—
22 November 2024	0.305	—	2,700,000	—	—	2,700,000	—
22 November 2024	0.305	—	3,600,000	—	—	3,600,000	—
22 November 2024	0.305	—	3,200,000	—	—	3,200,000	—
5 December 2024	0.310	—	1,700,000	—	—	1,700,000	—

		13,870,535	11,200,000	(6,827,005)	(2,006,466)	16,237,064	834,250

The weighted average share price on the exercising date during the financial year 2025 was $0.284.

Financial year ended 30 June 2024

Grant date	Fair value	Balance at start of the year	Granted during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested and exercisable at end of the year Number
		Number	Number	Number	Number	Number
1 October 2021	0.550	17,699	—	(17,699)	—	—	—
26 November 2021	0.490	3,600,000	—	—	—	3,600,000	1,200,000
26 November 2021	0.490	4,500,000	—	—	—	4,500,000	1,500,000
26 November 2021	0.490	2,900,000	—	(966,667)	—	1,933,333	—
16 December 2022	0.330	1,112,334	—	—	—	1,112,334	556,167
31 January 2024	0.350	—	1,343,856	—	—	1,343,856	—
31 January 2024	0.350	—	1,381,012	—	—	1,381,012	—

		12,130,033	2,724,868	(984,366)	—	13,870,535	3,256,167

The weighted average share price on the exercising date during the financial year 2024 was $0.285.

The fair value at grant date for short term incentive (STI) and long-term incentives (LTI) performance rights are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The model inputs for performance rights granted during the year ended 30 June 2025 included:

Grant date	5 December 2024	22 November 2024
Share price at grant date	0.31	0.305
Expected price volatility of the Company’s shares	63%	63%
Expected dividend yield	Nil	Nil
Risk-free interest rate	3.88%	4.2%

Page | 77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33. SHARE-BASED PAYMENTS (CONTINUED)

(a) Executive Incentive Plan (EIP) (continued)

The model inputs for performance rights granted during the year ended 30 June 2024 included:

Grant date	30 June 2024	31 January 2024
Share price at grant date	0.295	0.35
Expected price volatility of the Company’s shares	62%	58%
Expected dividend yield	Nil	Nil
Risk-free interest rate	4.19%	3.68%

*

2,700,000 performance rights which vested on 1 October 2024 and 2,700,000 performance rights due to vest on 1 October 2025 have not met the definition of grant date under AASB 2 - Share Based payments. Accordingly, the share-based expense recognised was using an estimate of the grant date fair value at 30 June 2024. The value will be re-assessed at each reporting date until grant date has been identified. For all tranches, the vesting conditions consist of service-based vesting conditions subject to certain defined corporate Key Performance Indicators (KPIs). The performance rights will expire, if not exercised, five years from the date of issue. There are no outstanding options under EIP at the beginning of the financial year 2024 and no option was granted during the year ended 30 June 2024.

Fair value of options granted

No options were granted during the year ended 30 June 2025 and 30 June 2024.

(b) Performance rights issued to non-executive directors with shareholders’ approval

All the performance rights issued to non-executive directors are exercisable into ordinary shares with $nil exercising price. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 3.13 years.

Financial year ended 30 June 2025

Grant date	Type of performance right granted	Fair value*	Balance at start of the year	Granted during the year	Exercised during the year	Changes during the year	Balance at end of the year	Vested and exercisable at end of the year Number
			Number*	Number	Number	Number	Number
23 Nov 2022	Director rights	0.310	1,166,667	—	(388,889)	—	777,778	—
1 Dec 2021	Director rights	0.490	226,414	—	(226,414)	—	—	—
24 Oct 2023	Director rights	0.320	178,356	—	(78,356)	—	100,000	—
24 Oct 2023	Director rights	0.320	589,955	—	(256,621)	—	333,334	—

Total			2,161,392	—	(950,280)	—	1,211,112	—

The weighted average share price on the exercising date during the financial year 2025 was $0.332.

Financial year ended 30 June 2024

Grant date	Type of performance right granted	Fair value	Balance at start of the year	Granted during the year	Exercised during the year	Changes during the year	Balance at end of the year	Vested and exercisable at end of the year Number
			Number	Number	Number	Number	Number
1 Nov 2019	Director rights	0.280	500,000	—	(500,000)	—	—	—
23 Nov 2022	Director rights	0.310	1,166,667	—	—	—	1,166,667	—
1 Dec 2021	Director rights	0.490	226,414	—	—	—	226,414	113,207
24 Oct 2023	Director rights	0.320	—	178,356	—	—	178,356	28,356
24 Oct 2023	Director rights	0.320	—	589,955	—	—	589,955	89,954

Total			1,893,081	768,311	(500,000)	—	2,161,392	231,517

The weighted average share price on the exercising date during the financial year 2024 was $0.285.

Fair value of performance rights granted

The fair value at grant date for the performance rights issued to non-executive directors with shareholders’ approval are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Page | 78

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33. SHARE-BASED PAYMENTS (CONTINUED)

(b) Performance rights issued to non-executive directors with shareholders’ approval (continued)

The model inputs for performance rights granted during the year ended 30 June 2024 included:

Grant date	30 June 2024*	24 October 2023
Share price at grant date	$0.295	$0.32
Expected price volatility of the Company’s shares	62%	56%
Expected dividend yield	Nil	Nil
Risk-free interest rate	4.11%	4.3%

*

Director performance rights granted during the year ended 30 June 2024 have not met the definition of grant date under AASB 2—Share Based payments. Accordingly, the share-based expense recognised was using an estimate of the grant date fair value at 30 June 2024. The value will be re-assessed at the next reporting date as the grant date will be the 2024 AGM date.

(c) Options issued to other parties

During the financial year ended 30 June 2016, options were issued to Ridgeback Capital Investments and Trout Group LLC, and these are eligible to be exercised. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 0.1 years.

Set out below is a summary of the options granted to both parties:

2024 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
31 Jul 2015	5 Aug 2025	0.248	847,600	—	—	—	847,600	—

Total			847,600	—	—	—	847,600	—

Fair value of options granted

No options were granted during the year ended 30 June 2025 (2024 – nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

(d) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	Consolidated
	30 June 2025	30 June 2024
	$	$
Employee share-based payment expense	1,163,543	1,796,286

	1,163,543	1,796,286

Share-based payment transactions with employees are recognised during the period as a part of corporate and administrative expenses.

Page | 79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of comprehensive income

	Parent
	30 June 2025	30 June 2024
	$	$
Loss after income tax	(47,049,922)	(44,253,769)

Total comprehensive income	(47,049,922)	(44,253,769)

Statement of financial position

	Parent
	30 June 2025	30 June 2024
	$	$
Total current assets	44,875,580	105,732,316
Total non current assets	102,844,317	87,968,063

Total assets	147,719,897	193,700,379

Total current liabilities	3,822,498	2,922,119
Total non current liabilities	482,871	1,477,353

Total liabilities	4,305,369	4,399,472

Equity
- Contributed equity	544,731,830	542,105,187
- Reserves	26,177,296	27,640,396
- Accumulated losses	(427,494,598)	(380,444,676)

Total equity	143,414,528	189,300,907

Guarantees of financial support

There are no guarantees entered into by the parent entity.

Contingent liabilities of the parent entity

Refer to note 26 for details in relation to contingent liabilities as at 30 June 2025 and 30 June 2024.

Capital commitments—Property, plant, and equipment

The parent entity did not have any capital commitments for property, plant, and equipment at as 30 June 2025 and 30 June 2024.

Page | 80

CONSOLIDATED ENTITY DISCLOSURE STATEMENT (CEDS)

Name of Entity	Type of Equity	Trustee, Partner or Participant in JV	% of Share Capital	Place of Business/ Country of Incorporation	Australian Resident	Foreign jurisdiction(s) in which the entity is a resident for tax purposes (according to the law of the foreign jurisdiction)
Immutep Limited	Body Corporate	—	N/A	Australia	Yes	N/A
Immutep, U.S., Inc.	Body Corporate	—	100	USA	No	USA
Prima BioMed Middle East FZ-LLC	Body Corporate	—	100	UAE	No	UAE
Immutep GmbH	Body Corporate	—	100	Germany	No	Germany
Immutep Australia Pty Ltd	Body Corporate	—	100	Australia	Yes	N/A
Immutep IP Pty Ltd	Body Corporate	—	100	Australia	Yes	N/A
Immutep S.A.S.	Body Corporate	—	100	France	No	France

Basis of Preparation

This Consolidated Entity Disclosure Statement (CEDS) has been prepared in accordance with the Corporations Act 2001 and includes required information for each entity that was part of the consolidated entity as at the end of the financial year in accordance with AASB 10 Consolidated Financial Statements.

Determination of Tax Residency

Section 295 (3A) of the Corporations Act 2001 defines tax residency as having the meaning in the Income Tax Assessment Act 1997. The determination of tax residency involves judgment as there are currently several different interpretations that could be adopted, and which could give rise to a different conclusion on residency.

In determining tax residency, the consolidated entity has applied the following interpretations:

Australian tax residency

The consolidated entity has applied current legislation and judicial precedent, including having regard to the Tax Commissioner’s public guidance.

Foreign tax residency

Where necessary, the consolidated entity has used independent tax advisers in foreign jurisdictions to assist in its determination of tax residency to ensure applicable foreign tax legislation has been complied with.

Additional disclosures on the tax status of the subsidiaries in the group have been provided where relevant.

Page | 81

DIRECTORS’ DECLARATION

In the directors’ opinion:

(a)	the financial statements and notes set out on pages 36 to 80 are in accordance with the Corporations Act 2001, including:

(i)	complying with Australian Accounting Standards, and the Corporations Regulations 2001; and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2025 and of its performance for the financial year ended on that date; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable

(c)	the consolidated entity disclosure statement on page 81 is true and correct, and

Note 1(a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

On behalf of the directors

Dr Russell Howard

Chairman

Immutep Limited

Sydney

29 August 2025

Page | 82

Independent auditor’s report

To the members of Immutep Limited

Report on the audit of the financial report

Our opinion

In our opinion:

The accompanying financial report of Immutep Limited (the Company) and its controlled entities (together the Group) is in accordance with the Corporations Act 2001, including:

a. giving a true and fair view of the Group’s financial position as at 30 June 2025 and of its financial performance for the year then ended

b. complying with Australian Accounting Standards and the Corporations Regulations 2001.

What we have audited

The financial report comprises:

•	the consolidated balance sheet as at 30 June 2025

•	the consolidated statement of comprehensive income for the year then ended

•	the consolidated statement of changes in equity for the year then ended

•	the consolidated statement of cash flows for the year then ended

•	the notes to the consolidated financial statements, including material accounting policy information and other explanatory information

•	the consolidated entity disclosure statement as at 30 June 2025

•	the directors’ declaration.

PricewaterhouseCoopers, ABN 52 780 433 757
One International Towers Sydney, Watermans Quay, BARANGAROO NSW 2000,
GPO BOX 2650, SYDNEY NSW 2001
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au
Level 11, 1PSQ, 169 Macquarie Street, PARRAMATTA NSW 2150,
PO Box 1155 PARRAMATTA NSW 2124
T: +61 2 9659 2476, F: +61 2 8266 9999, www.pwc.com.au

pwc.com.au	Liability limited by a scheme approved under Professional Standards Legislation.

Page | 83

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Our audit approach

An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates.

Audit Scope

•	Our audit focused on where the Group made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events.

•	In establishing the overall approach to the group audit, we determined the type of work that needed to be performed by us, as the group auditor.

Page | 84

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context. We communicated the key audit matter to the Audit and Risk Committee.

Key audit matter	How our audit addressed the key audit matter
Grant income	Our audit procedures included, among others:

As described in Notes 1(e)(ii), 3(a) and 4 to the financial report, the Group recognised grant income of $4.97 million for the year ended 30 June 2025. Grant income is earned by the Group from governments in Australia and France related to Australian Research and Development Rebates and France’s Credit d’lmpot Recherche and is recognised at fair value when there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

The Group applies judgement in determining the amount of grant income to recognise based on an assessment of qualifying expenditure and relevant rules and regulations in each tax jurisdiction.

The principal considerations for our determination that performing procedures relating to grant income is a key audit matter are the judgements by the Group when determining the amount of grant income to recognise based on an assessment of qualifying expenditure and relevant rules and regulations in each tax jurisdiction, which in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to grant income.

•  Testing the Group’s process for determining the amount of grant income to recognise based on the relevant rules and regulations of the governments in each tax jurisdiction.

•  Comparing the nature and classification of the qualifying expenditure categorisations included in the current year to the prior year.

•  Comparing a sample of the qualifying expenditure used to calculate the grant income to the expenditure recorded in the general ledger, and comparing the expenditure to supporting evidence to assess whether it satisfies the qualification criteria.

•  Comparing the supporting calculations of accrued receivables for grant income at year-end to evidence of previously approved grants and to subsequent collections when applicable.

•  Considering the relevant disclosures against the requirements of Australian Accounting Standards

Page | 85

Other information

The directors are responsible for the other information. The other information comprises the information included in the annual report for the year ended 30 June 2025, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon through our opinion on the financial report. We have issued a separate opinion on the remuneration report.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the financial report

The directors of the Company are responsible for the preparation of the financial report in accordance with Australian Accounting Standards and the Corporations Act 2001, including giving a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

Page | 86

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://auasb.gov.au/media/bwvjcgre/ar1_2024.pdf. This description forms part of our auditor’s report.

Report on the remuneration report

Our opinion on the remuneration report

We have audited the remuneration report included in the directors’ report for the year ended 30 June 2025.

In our opinion, the remuneration report of Immutep Limited for the year ended 30 June 2025 complies with section 300A of the Corporations Act 2001.

Responsibilities

The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

PricewaterhouseCoopers

Jason Hayes	Sydney 29 August 2025
Partner

Page | 87

SHAREHOLDER INFORMATION

The shareholder information set out below was applicable as at 15 August 2025. There is a total of 1,467,864,783 ordinary fully paid shares on issue held by 13,412 holders.

Distribution of equitable securities

Analysis of number of equitable security holders by size of holding:

Number of holders of ordinary shares
1 – 1,000	2,492
1,001 – 5,000	4,410
5,001 – 10,000	1,880
10,001 – 100,000	3,807
100,001 – and over	823

Total	13,412

Holding less than a marketable parcel	1,329

Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

Top 20 holders of ordinary shares	Ordinary shares held
	Number held	% of total shares Issued
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	351,467,816	23.94
J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	253,093,661	17.24
UBS NOMINEES PTY LTD	109,717,412	7.47
CITICORP NOMINEES PTY LIMITED	87,071,946	5.93
NATIONAL NOMINEES LIMITED	69,377,124	4.73
MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	24,101,133	1.64
WARBONT NOMINEES PTY LTD <UNPAID ENTREPOT A/C>	16,759,604	1.14
BNP PARIBAS NOMS PTY LTD	14,715,548	1.00
MARC VOIGT	13,676,945	0.93
CITICORP NOMINEES PTY LIMITED <COLONIAL FIRST STATE INV A/C>	13,066,721	0.89
BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT>	11,817,447	0.81
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED—A/C 2	11,610,019	0.79
NETWEALTH INVESTMENTS LIMITED <WRAP SERVICES A/C>	11,129,865	0.76
FREDERIC TRIEBEL	10,453,764	0.71
BNP PARIBAS NOMINEES PTY LTD <CLEARSTREAM>	10,293,855	0.70
UBS NOMINEES PTY LTD	4,545,454	0.31
BNP PARIBAS NOMINEES PTY LTD <HUB24 CUSTODIAL SERV LTD>	4,263,516	0.29
MACENROCK PTY LTD <MACENROCK S/F A/C>	4,128,758	0.28
ECAPITAL NOMINEES PTY LIMITED <ACCUMULATION A/C>	3,826,564	0.26
PETE MEYERS	3,663,284	0.25

Total	1,028,780,436	70.07

Page | 88

SHAREHOLDER INFORMATION (CONTINUED)

Unquoted equity securities	Number on issue	Number of holders
Performance Rights	17,448,176	11

Substantial holders

Substantial holders in the company are set out below:

Substantial holder		Ordinary shares held
	Number held	% of total shares held	Date of Notice
The Bank of New York Mellon Corporation (BNYM)*	210,913,979	14.50%	18 October, 2024
Regal Funds Management Pty Limited and its associates	203,196,083	13.91%	30 June 2025
Insignia Financial Ltd	147,623,939	10.16%	25 September 2024

*

BNYM has a relevant interest in 210,913,979 securities as depositary for Immutep Limited ADR program administered under the Deposit Agreement. BNYM’s relevant interest in these securities arises as a result of the Deposit Agreement containing rights for BNYM to dispose of securities held under the ADR program in limited circumstances. Under the Deposit Agreement, ADR holders retain their rights to dispose of those securities and to give voting Instructions for the exercise of voting rights attached to the securities. BNYMC Group’s power to vote or dispose of these securities is qualified accordingly. By an instrument of relief dated 29 April 2019, ASIC has granted certain relief to BNYM and its related bodies corporate from certain provisions of Chapter 6 of the Corporations Act in relation to the acquisition of, or increase In, voting power in securities held by BNYM as depositary under the ADR program.

Voting rights

The voting rights attached to ordinary shares are set out below:

Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

No voting rights.

Performance rights

No voting rights.

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